Exhibit 99.1

Rogers Communications Reports Strong Second Quarter 2006 Results

Consolidated Revenue Grows 29% to $2.24 Billion and Consolidated Operating Profit Increases 31% to $742 Million;

Operating Profit Less Interest and Capital Expenditures More Than Quadruples to $185 Million;

Wireless Postpaid ARPU Grows 6.9% and Postpaid Churn Falls to 1.27%, Cable and Telecom
Adds One-Millionth Digital Cable Subscriber While Residential and Business Local Telephony Lines Reach 735,000

TORONTO (August 1, 2006) - Rogers Communications Inc. today announced its consolidated financial and operating results for the three and six months ended June 30, 2006.

Financial highlights (in thousands of dollars, except per share amounts) are as follows:

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue	$2,236.3	$1,732.5	29.1	$4,268.0	$3,314.9	28.8
Operating profit (1)	742.1	565.5	31.2	1,338.4	1,040.6	28.6
Net income (loss)	277.5	19.2	n/m	292.4	(26.8)	n/m
Earnings (loss) per share - basic	0.88	0.07	n/m	0.93	(0.10)	n/m
- diluted	0.87	0.07	n/m	0.91	(0.10)	n/m

(1)    Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation of Operating Profit to Net Income (Loss) for the Period” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP and the “Key Performance Indicators and Non-GAAP Measures” section.

Highlights of the second quarter of 2006 include the following:

•    Operating revenue increased 29.1% for the quarter, with all three of our operating units delivering solid growth, including 19.4% growth at Rogers Wireless (“Wireless”), 57.3% growth at Rogers Cable and Telecom (“Cable and Telecom”) and 13.8% growth at Rogers Media (“Media”). On a pro forma basis, assuming the acquisition of Call-Net Enterprises Inc. (“Call-Net”) had occurred on January 1, 2005, consolidated revenue growth would have been 14.7%.

•    Consolidated quarterly operating profit grew 31.2% year-over-year, primarily driven by 33.4% growth at Wireless, 35.4% growth at Cable and Telecom and 17.6% growth at Media. On a pro forma basis, assuming the acquisition of Call-Net had occurred on January 1, 2005, consolidated operating profit growth would have been 24.4%.

Rogers Communications Inc.	1	Second Quarter 2006

•    Postpaid subscriber growth continued to be strong at Wireless, where quarterly net additions of 130,000 subscribers reflected an 11.6% increase from the postpaid subscriber growth of 116,500 reported in the second quarter of 2005. Cumulative postpaid subscribers have increased 14.8% year-over-year, reflecting Wireless’ continued focus on the postpaid segment of the market.

•    Wireless postpaid subscriber monthly churn continued to decrease, down 20 basis points to 1.27% versus 1.47% in the second quarter of 2005, while postpaid monthly ARPU (average revenue per subscriber) increased 6.9% in the quarter to $67.26. This increase reflects a 65.1% lift in data revenues, which represented 10.5% of total network revenue in the quarter as well as continued growth in roaming and optional services.

•    Cable and Telecom ended the quarter with more than 164,700 residential voice-over-cable telephony subscriber lines, with net additions of 68,000 cable telephony subscriber lines for the quarter. Availability of voice-over-cable telephony service expanded through the second quarter of 2006, with service now available to approximately 90% of the homes in Cable and Telecom’s cable service areas. The combined number of local telephony lines on both the cable telephony and circuit-switched platforms from Rogers Home Phone and Rogers Business Solutions reached 734,500.

•    Cable and Telecom added 38,900 net digital cable households in the quarter to reach a total of 1,002,200, while residential high-speed Internet subscribers grew by 21,600 in the quarter to a total of 1,198,200. The second quarter is seasonally the slowest of the year for subscriber net additions reflecting the adjournment of colleges and universities for the summer break.

•    Cable and Telecom significantly expanded the availability of their high-speed Internet services across Canada. Portable Internet from Rogers Yahoo!, a fixed wireless offering, was made available in major cities across Canada at the beginning of the second quarter, while ADSL2 high-speed Internet service was launched in Vancouver and other Ontario centres outside of Cable and Telecom’s traditional cable footprint.

•    Media’s operating profit increased 17.6% from the same quarter in 2005 on solid growth across all divisions. Media entered into an agreement to purchase certain radio stations in Alberta for an estimated purchase price of $39.7 million, subject to regulatory approval, and also received regulatory approval to increase its ownership of Biography Canada and G4TechTV Canada to now hold 100% and 66 2/3%, respectively.

•    Rogers was the lead Canadian broadcaster for the coverage of FIFA's 2006 World Cup Soccer - the world's single largest sporting event which recently concluded in Germany. We provided unprecedented coverage across our various broadcast and distribution platforms, including Rogers Sportsnet, Rogers Wireless, Rogers Digital Cable, Rogers Yahoo! Hi-Speed Internet, and Rogers OMNI Television.

•    On June 1, 2006, we repaid at maturity the 10.5% Wireless Senior Secured Notes in the aggregate principal amount outstanding of $160 million.

Rogers Communications Inc.	2	Second Quarter 2006

•    We declared a semi-annual dividend of $0.075 per share on each outstanding RCI Class B Non-Voting share and RCI Class A Voting share, which was paid on July 4, 2006 to shareholders of record on June 14, 2006.

“This was an excellent quarter with solid financial and operating results in nearly every part of the company and a continuation of the momentum we established early in the year,” said Ted Rogers, President and CEO of Rogers Communications Inc. “Our steady focus on execution, integration and profitable growth is clearly reflected in these second quarter financial results, while our commitment to delivering unparalleled innovation and service for our customers speaks for itself in our continued healthy subscriber growth and retention results.”

Rogers Communications Inc.	3	Second Quarter 2006

ROGERS COMMUNICATIONS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006

This management’s discussion and analysis (“MD&A”) should be read in conjunction with our 2005 Annual MD&A and our 2005 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 23 to our 2005 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2005. This MD&A is current as of July 31, 2006.

In this MD&A, the terms “we”, “us”, “our”, and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wholly owned subsidiary Rogers Wireless Communications Inc. and its subsidiaries, including Rogers Wireless Inc. (“RWI”) and its subsidiaries;

•
“Cable and Telecom”, which refers to our wholly owned subsidiary Rogers Cable Inc. and its subsidiaries. RCI acquired Call-Net Enterprises Inc. on July 1, 2005 and subsequently changed its name to Rogers Telecom Holdings Inc. (“RTHI”). The results of RTHI and RTHI’s operating subsidiaries (“Telecom”) are consolidated effective as of the July 1, 2005 acquisition date. On January 9, 2006, RCI’s ownership interest in Telecom was transferred to Rogers Cable Inc. from RTHI. Beginning with the first quarter of 2006, the Cable and Telecom operating unit reports its results according to the following segments: Cable and Internet; Rogers Home Phone (voice-over-cable telephony subscribers from Cable and residential circuit-switched telephony customers from Telecom); Rogers Business Solutions (business telephony and data subscribers primarily from Telecom); and Video store operations. Comparative figures have been reclassified to conform to this new segment reporting.

•
“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries including Rogers Broadcasting, which owns Rogers Sportsnet and The Shopping Channel; Rogers Publishing and Rogers Sports Entertainment which owns the Toronto Blue Jays and the Rogers Centre. In addition, Media holds ownership interests in entities involved in specialty TV content, TV production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

Rogers Communications Inc.	4	Second Quarter 2006

SUMMARY CONSOLIDATED FINANCIAL RESULTS

	Three months ended June 30,			Six months ended June 30,
(In millions of dollars, except per share amounts)	2006	2005 (4)	% Chg	2006	2005 (4)	% Chg
Operating revenue
Wireless	$1,151.1	$963.9	19.4	$2,202.4	$1,839.3	19.7
Cable and Telecom
Cable and Internet	486.4	425.3	14.4	951.0	846.8	12.3
Rogers Home Phone	85.8	-	n/m	166.2	-	n/m
Rogers Business Solutions	143.5	1.1	n/m	292.5	2.2	n/m
Video stores	72.2	74.7	(3.3)	153.2	158.4	(3.3)
Corporate items and eliminations	(1.0)	(1.0)	-	(2.0)	(2.0)	-
	786.9	500.1	57.3	1,560.9	1,005.4	55.3
Media	333.8	293.4	13.8	574.0	512.7	12.0
Corporate items and eliminations	(35.5)	(24.9)	42.6	(69.3)	(42.5)	63.1
Total	2,236.3	1,732.5	29.1	4,268.0	3,314.9	28.8

Operating expenses, including integration and Video store closure expenses
Wireless	664.3	599.1	10.9	1,310.5	1,176.2	11.4
Cable and Telecom
Cable and Internet	276.3	253.0	9.2	545.4	498.0	9.5
Rogers Home Phone	80.9	-	n/m	156.7	-	n/m
Rogers Business Solutions	126.1	4.5	n/m	262.3	8.7	n/m
Video stores	70.6	72.0	(1.9)	150.0	148.5	1.0
Integration costs	1.6	-	n/m	4.4	-	n/m
Corporate items and eliminations	(1.0)	(1.0)	-	(2.0)	(2.0)	-
	554.5	328.5	68.8	1,116.8	653.2	71.0
Media	281.8	249.2	13.1	508.9	457.2	11.3
Corporate items and eliminations	(6.4)	(9.8)	(34.7)	(6.6)	(12.3)	(46.3)
Total	1,494.2	1,167.0	28.0	2,929.6	2,274.3	28.8

Operating profit, after integration and Video store closure expenses (1)
Wireless	486.8	364.8	33.4	891.9	663.1	34.5
Cable and Telecom
Cable and Internet	210.1	172.3	21.9	405.6	348.8	16.3
Rogers Home Phone	4.9	-	n/m	9.5	-	n/m
Rogers Business Solutions	17.4	(3.4)	n/m	30.2	(6.5)	n/m
Video stores	1.6	2.7	(40.7)	3.2	9.9	(67.7)
Integration costs	(1.6)	-	n/m	(4.4)	-	n/m
	232.4	171.6	35.4	444.1	352.2	26.1
Media	52.0	44.2	17.6	65.1	55.5	17.3
Corporate items and eliminations	(29.1)	(15.1)	92.7	(62.7)	(30.2)	107.6
Total	742.1	565.5	31.2	1,338.4	1,040.6	28.6

Other income and expense, net (2)	464.6	546.3	(15.0)	1,046.0	1,067.4	(2.0)
Net income (loss)	$277.5	$19.2	n/m	$292.4	$(26.8)	n/m

Earnings (loss) per share - basic	$0.88	$0.07	n/m	$0.93	$(0.10)	n/m
- diluted	0.87	0.07	n/m	0.91	(0.10)	n/m

Additions to PP&E (1)
Wireless	$207.0	$153.7	34.7	$321.9	$273.0	17.9
Cable and Telecom
Cable and Internet	106.9	136.3	(21.6)	188.7	223.1	(15.4)
Rogers Home Phone	37.5	35.0	7.1	59.1	58.9	0.3
Rogers Business Solutions	16.3	6.2	162.9	23.8	7.7	n/m
Video stores	1.3	4.2	(69.0)	2.4	7.8	(69.2)
	162.0	181.7	(10.8)	274.0	297.5	(7.9)
Media	16.2	8.8	84.1	25.4	22.4	13.4
Corporate (3)	17.5	0.5	n/m	121.5	12.3	n/m
Total	$402.7	$344.7	16.8	$742.8	$605.2	22.7

(1)
As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. Operating profit includes integration and Video store closure expenses of $3.1 million and $14.1 million for the three and six months ended June 30, 2006, respectively.

(2)	See the “Reconciliation of Operating Profit to Net Income (Loss) for the Period” section for details of these amounts.
(3)  Corporate additions to PP&E for the six months ended June 30, 2006 includes $104.8 million for RCI’s purchase of real estate in Brampton. In addition, during the three and six months ended June 30, 2006, RCI’s improvements related to the Brampton real estate totalled $0.7 million and $7.1 million, respectively.
(4)  Certain prior year amounts have been reclassified to conform to the current year presentation.

Rogers Communications Inc.	5	Second Quarter 2006

For discussions of the results of operations of each of these segments, refer to the respective segment sections of this MD&A.

Reconciliation of Operating Profit to Net Income (Loss) for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit to the net income (loss) for the period as defined under Canadian GAAP. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 10 to the Interim Consolidated Financial Statements entitled “Segmented Information”.

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Operating profit (1)	$742.1	$565.5	31.2	$1,338.4	$1,040.6	28.6
Depreciation and amortization	(394.8)	(358.8)	10.0	(780.9)	(700.4)	11.5
Operating income	347.3	206.7	68.0	557.5	340.2	63.9
Interest expense on long-term debt	(154.7)	(180.3)	(14.2)	(316.3)	(365.1)	(13.4)
Foreign exchange gain (loss)	45.3	(18.2)	n/m	41.1	(24.2)	n/m
Change in the fair value of derivative instruments	(32.7)	10.5	n/m	(29.6)	15.3	n/m
Other income, net	4.3	4.3	(0.0)	6.6	14.3	(53.8)
Income tax recovery (expense)	68.0	(3.8)	n/m	33.1	(7.3)	n/m
Net income (loss)	$277.5	$19.2	n/m	$292.4	$(26.8)	n/m

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Depreciation and Amortization Expense

The increases in depreciation and amortization expense for the three and six months ended June 30, 2006 as compared to the corresponding periods in 2005 primarily reflect the additional depreciation and amortization recognized on the fixed and intangible assets arising from the acquisition of Telecom as well as capital expenditures.

Operating Income

The growth in our consolidated operating income for the three and six months ended June 30, 2006 as compared to the corresponding periods in 2005 results from the higher operating profit across all of our operating units. See the section entitled “Operating Unit Review” for a detailed discussion of operating unit results.

Interest on Long-Term Debt

The reductions in interest expense for the three and six months ended June 30, 2006 compared to the corresponding periods in 2005 are primarily due to the decrease in debt as at June 30, 2006, compared to June 30, 2005, of more than $1.0 billion, including the impact of cross-currency interest rate exchange agreements. This decrease in debt was largely the result of the conversions during 2005 into Class B Non-Voting shares of our 5.75% Convertible Debentures due 2005 and our 5.5% Convertible Preferred Securities due 2009, the repayment at maturity in February 2006 of RCI’s $75.0 million 10.50% Senior Notes, as well as the repayment in June 2006 of the 10.5% Wireless Senior Secured Notes in the aggregate principal amount outstanding of $160 million.

Rogers Communications Inc.	6	Second Quarter 2006

Foreign Exchange (Gain) Loss

The year-over-year change to foreign exchange gains during the three and six months ended June 30, 2006 from losses during the corresponding periods in 2005 reflects the recent strengthening of the Canadian dollar compared to its weakening during 2005. During the three months ended June 30, 2006, the Canadian dollar strengthened by 5.1 cents versus the U.S. dollar from $1.1659 at March 31, 2006 to $1.1150, compared to a 1.6 cent decrease in the Canadian dollar in corresponding period of 2005. During the six months ended June 30, 2006, the Canadian dollar strengthened by 4.8 cents compared to a 2.2 cent decrease in the Canadian dollar in the corresponding period of 2005.

Change in Fair Value of Derivative Instruments

The loss of $32.7 million and $29.6 million in the three and six months ended June 30, 2006, respectively, were the result of the changes in the Canadian dollar relative to that of the U.S. dollar as described above and the resulting change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges.

Other Income

Other income for the three and six months ended June 30, 2006 was primarily associated with distributions and investment income received from certain of our investments, while other income for the three and six months ended June 30, 2005 was primarily associated with gains on the sale of various investments.

Income Taxes

Current income tax expense has historically consisted primarily of the Canadian Federal Large Corporations Tax ("LCT"). Due to the elimination of the LCT, a current income tax recovery of $2.3 million was recorded for the three month period ended June 30, 2006 which includes a reversal of LCT expensed during the first quarter of 2006.

A net future income tax recovery of $65.7 million and $33.6 million has been recorded for the three and six month periods ended June 30, 2006, respectively. Based on management's assessment of the expected realization of future income tax assets during the current period, we reduced the valuation allowance recorded against certain future income tax assets by $429.2 million to reflect that it is more likely than not that the future income tax assets will be realized. Approximately $300.2 million of the reduction in the valuation allowance related to future income tax assets arising on acquisitions. Accordingly, the benefit related to these assets has been reflected as a reduction of goodwill in the amount of $208.6 million and other intangible assets in the amount of $91.6 million.

Rogers Communications Inc.	7	Second Quarter 2006

Net Income (Loss) and Earnings (Loss) Per Share

As a result of the changes discussed above, we recorded net income of $277.5 million for the three months ended June 30, 2006 or basic earnings per share of $0.88 (diluted - $0.87), compared to a net income of $19.2 million or basic earnings per share of $0.07 (diluted -$0.07) in the corresponding period in 2005. For the six months ended June 30, 2006, we recorded net income of $292.4 million or basic earnings per share of $0.93 (diluted - $0.91), compared to a loss of $26.8 million or basic loss per share of $0.10 (diluted - $0.10) in the corresponding period in 2005.

BASIS OF PRO FORMA INFORMATION

Certain financial and operating data information in the MD&A has been prepared on a pro forma basis as if the acquisition of Telecom, as described in our 2005 Annual MD&A, had occurred on January 1, 2005. Such information is based on our historical financial statements, the historical financial statements of Telecom and the accounting for this business combination.

Although we believe this presentation provides certain relevant contextual and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the acquisition of Telecom had occurred on January 1, 2005, nor does it purport to project the results of operations for any future period.

This pro forma information reflects, among other things, adjustments to Telecom’s historically reported financial information to conform to our accounting policies and the impacts of purchase accounting. The pro forma adjustments are based upon certain estimates and assumptions that we believe are reasonable. Accounting policies used in the preparation of these statements are those disclosed in our 2005 Annual Audited Consolidated Financial Statements and Notes thereto.

Certain tables in the “Cable and Telecom” section present selected unaudited pro forma information.

Rogers Communications Inc.	8	Second Quarter 2006

OPERATING UNIT REVIEW

WIRELESS

Wireless Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except margin)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue
Postpaid	$1,002.5	$816.7	22.8	$1,909.2	$1,567.0	21.8
Prepaid	48.8	53.0	(7.9)	95.4	101.0	(5.6)
One-way messaging	4.0	5.0	(20.0)	7.5	10.0	(25.0)
Network revenue	1,055.3	874.7	20.6	2,012.1	1,678.0	19.9
Equipment sales	95.8	89.2	7.4	190.3	161.3	18.0
Total operating revenue	1,151.1	963.9	19.4	2,202.4	1,839.3	19.7

Operating expenses
Cost of equipment sales	$189.7	$161.3	17.6	384.3	320.9	19.8
Sales and marketing expenses	137.6	133.2	3.3	265.8	257.2	3.3
Operating, general and administrative expenses	335.8	292.9	14.6	655.9	582.5	12.6
Integration expenses (1)	1.2	11.7	(89.7)	4.5	15.6	(71.2)
Total operating expenses	664.3	599.1	10.9	1,310.5	1,176.2	11.4

Operating profit (2)(3)	$486.8	$364.8	33.4	891.9	663.1	34.5

Operating profit margin as % of network revenue (3)	46.1%	41.7%		44.3%	39.5%

Additions to property, plant and equipment ("PP&E") (3)	$207.0	$153.7	34.6	$321.9	$273.0	17.9

(1)	Expenses incurred relate to the integration of the operations of Fido Solutions Inc (“Fido”), a wholly owned subsidiary of Rogers Wireless Inc.
(2)
Operating profit includes a loss of $5.3 million and $7.9 million related to the Inukshuk wireless broadband initiative for the three and six months ended June 30, 2006, respectively (2005 - loss of $2.9 million and $4.4 million for the three and six months ended June 30, 2005, respectively).

(3)  As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Wireless Network Revenue and Subscribers

	Three Months Ended June 30,				Six Months Ended June 30,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2006	2005	Chg	% Chg	2006	2005	Chg	% Chg
Postpaid
Gross additions	318.2	306.8	11.4	3.7	621.8	636.4	(14.6)	(2.3)
Net additions	130.0	116.5	13.5	11.6	219.6	205.7	13.9	6.8
Total postpaid retail subscribers					5,037.8	4,389.8	648.0	14.8
Average monthly revenue per user ("ARPU")(1)	$67.26	$62.92	$4.34	6.9	$64.75	$61.08	$3.67	6.0
Average monthly usage (minutes)	561	511	50	9.8	541	483	58	12.0
Monthly churn	1.27%	1.47%	(0.20%)	(13.6)	1.37%	1.69%	(0.32%)	(18.9)
Prepaid
Gross additions	138.4	139.8	(1.4)	(1.0)	264.9	263.1	1.8	0.7
Net additions (losses)(2)	(15.9)	8.0	(23.9)	-	(56.8)	(16.2)	(40.6)	-
Total prepaid retail subscribers					1,293.0	1,317.9	(24.9)	(1.9)
ARPU(1)	$12.57	$13.52	$(0.95)	(7.0)	$12.12	$12.79	$(0.67)	(5.2)
Monthly churn(2)	3.97%	3.37%	0.60%	17.8	4.08%	3.54%	0.54%	15.3
Wholesale
Total wholesale subscribers					123.8	106.4	17.4	16.4

(1)  As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section.
(2)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the six months ended June 30, 2005 and reducing prepaid churn by 0.18% for the six months ended June 30, 2005. There was no impact in the three months ended June 30, 2005 or any period in 2006.

Rogers Communications Inc.	9	Second Quarter 2006

Wireless Network Revenue

The increases in network revenue for the three and six months ended June 30, 2006 compared to the prior year periods were driven by the continued growth of Wireless’ postpaid subscriber base and improvements in postpaid average monthly revenue per user (“ARPU”).

During the three and six months ended June 30, 2006, the increases in postpaid subscriber net additions were largely driven by the launch of innovative handsets and wireless applications, many of which are exclusive to Rogers, as well as unique promotions such as Wireless’ successful Mother’s Day and Fido Instant Messaging promotions. The net losses of prepaid subscribers during the second quarter and year-to-date period reflect Wireless’ strategic focus on the postpaid segment of the market and highly competitive prepaid offerings in the market. In total, Wireless ended the quarter with a total of 6,330,800 postpaid and prepaid retail wireless subscribers.

The year-over-year increases in postpaid ARPU for both the second quarter and year-to-date periods reflect the combination of higher data and roaming revenues and increases in the penetration of optional services.

During the three and six months ended June 30, 2006, wireless data revenue increased by 65.1% and 68.3%, respectively, over the corresponding periods in 2005 and totalled $110.7 million and $209.2 million, respectively. These increases in data revenue reflect the continued rapid growth of text and multimedia messaging services, wireless Internet access, BlackBerry, downloadable ring tones, music and games, and other wireless data services and applications. For the second quarter of 2006, data revenue represented approximately 10.5% of total network revenue compared to 7.6% in the same period last year.

Roaming revenues during the three and six months ended June 30, 2006 increased 20.3% and 26.1%, respectively, over the corresponding periods in 2005. As Canada’s only GSM/GPRS/EDGE provider, Wireless experienced increases in outbound roaming revenues from its subscribers travelling outside of Canada as well as strong growth in inbound roaming revenues from travelers to Canada who utilized Wireless’ network.

Wireless’ success in the continued reduction in postpaid churn largely reflects proactive and targeted customer retention activities as well as the increased network density and coverage quality resulting from the completion of the integration of the Fido GSM network in 2005. Wireless continues to have opportunity for improvement in the area of prepaid churn which, has increased on a year-over-year basis. The churn increase was largely due to competitive prepaid offerings in the market. Wireless is evaluating alternatives to enhance the competitiveness of Wireless’ prepaid offerings. (See the section entitled “Caution Regarding Forward-Looking Statements” below.)

Wireless Equipment Sales

The year-over-year increases in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the increased volume of handset upgrades associated with subscriber retention programs combined with the generally higher prices of handsets and devices.

Rogers Communications Inc.	10	Second Quarter 2006

Wireless Operating Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except per subscriber statistics)	2006	2005	% Chg	2006	2005	% Chg
Operating expenses
Cost of equipment sales	$189.7	$161.3	17.6	$384.3	$320.9	19.8
Sales and marketing expenses	137.6	133.2	3.3	265.8	257.2	3.3
Operating, general and administrative expenses	335.8	292.9	14.7	655.9	582.5	12.6
Integration expenses (1)	1.2	11.7	(89.7)	4.5	15.6	(71.3)
Total operating expenses	$664.3	$599.1	10.9	$1,310.5	$1,176.2	11.4
Average monthly operating expense per subscriber before sales and marketing expenses(2)	$20.01	$19.52	2.5	$19.81	$19.36	2.3

Sales and marketing costs per gross subscriber addition (2)	$397	$374	6.1	$403	$377	6.9

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	As defined. See the “Key Performance Indicator and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section.

The increases in cost of equipment sales for the three and six months ended June 30, 2006 were directly the result of the increased volume of handset upgrades, as discussed above.

Sales and marketing expenses increased slightly year-over-year compared to the corresponding periods in 2005 as Wireless’ marketing efforts continue to include targeted programs to acquire higher value customers on longer term contracts, resulting in increases in sales and marketing costs per gross addition. During the second quarter of 2006, Wireless also launched a new collection of MP3 and video phones as well as an exclusive agreement with 2006 FIFA World Cup Soccer whereby for the first time ever, soccer fans across the country were able to experience the event with near-live news updates direct to their mobile phones - including game video highlights, ring tune and caller ring tracks, player interviews, country flags and graphics, and SMS update messages.

The increased operating, general and administrative expenses were primarily due to the increases in retention spending and costs to support data and roaming, partially offset by savings related to operating and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, was $85.9 million and $164.3 million for the three and six months ended June 30, 2006, respectively, compared to $60.6 million and $121.0 million for the corresponding periods in 2005. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and wireless number portability (“WNP”) becomes available in March 2007. (See the section entitled “Caution Regarding Forward-Looking Statements” below.)

The substantial declines in integration expenses associated with the Fido acquisition from 2005 levels reflect the completion of the integration project. These current year integration expenses, which are predominantly for severance and consulting, have been recorded within operating expenses.

Rogers Communications Inc.	11	Second Quarter 2006

The modest increases in average monthly operating expense per subscriber, excluding sales and marketing expenses and including integration expenses, were primarily due to increased spending on handset upgrades associated with retention programs.

Wireless Operating Profit

The strong year-over-year growth in operating profit was largely the result of the growth in network revenue exceeding the growth in operating expenses. As a result, Wireless operating profit margins increased for both the three and six months ended June 30, 2006 compared to the corresponding periods in 2005.

Wireless’ operating loss related to the Inukshuk wireless broadband initiative is included in the Wireless operating profit. During the three and six months ended June 30, 2006, the Inukshuk wireless broadband initiative recorded an operating loss of $5.3 million and $7.9 million, respectively, compared to an operating loss of $2.9 million and $4.4 million for the three and six months ended June 30, 2005, respectively.

Wireless Additions to Property, Plant and Equipment

Additions to Wireless property, plant and equipment (“PP&E”) are classified into the following categories:

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Additions to PP&E
Network - capacity	$50.1	$75.3	(33.5)	$87.9	$162.0	(45.7)
Network - other	24.4	25.6	(4.7)	31.3	41.3	(24.2)
Information technology and other	16.0	19.2	(16.7)	32.6	32.1	1.6
Inukshuk	12.5	-	n/m	49.7	-	n/m
HSDPA	103.9	-	n/m	120.4	-	n/m
Integration of Fido	-	33.6	n/m	-	37.6	n/m
Total additions to PP&E	$206.9	$153.7	34.6	$321.9	$273.0	17.9

The $206.9 million and $321.9 million of additions to PP&E for the three and six months ended June 30, 2006, respectively, reflect spending on network capacity and technology enhancements.

On February 9, 2006, Wireless announced its intention to begin deploying a 3G network based upon the UMTS/HSDPA (Universal Mobile Telecommunications System/High Speed Downlink Packet Access), which is the next-generation technology evolution for the global standard GSM platform, which provides broadband wireless data speeds that will enable new and faster data products such as video conferencing and mobile television as well as simultaneous voice and data usage. Wireless estimates that the deployment of this network across most of the major Canadian cities will require total spending of approximately $390 million over the combined course of 2006 and 2007, including approximately $70 million of capacity spending that would have otherwise been invested in GSM. (See the section entitled “Caution Regarding Forward-Looking Statements” below.) To date, $120.4 million has been incurred on the deployment of HSDPA.

Rogers Communications Inc.	12	Second Quarter 2006

Other network-related additions to PP&E in the three and six months ended June 30, 2006 primarily reflect capacity expansion of the GSM/GPRS network. The remaining network-related additions to PP&E relate mainly to technical upgrade projects, consisting primarily of new cell site build and operational support systems. Other additions to PP&E reflect information technology initiatives such as office system upgrades and other facilities and equipment.

Additions to PP&E during the three and six months ended June 30, 2006 also include $12.5 million and $49.7 million, respectively, of expenditures related to Inukshuk.

Recent Developments

Effective March 31, 2006, Wireless contributed certain assets to Inukshuk Wireless Partnership, a joint venture between Bell Canada (“Bell”) and ourselves to build and manage a Canada-wide wireless broadband network licenced by Industry Canada. Each venturer has a 50% ownership interest. The network footprint is expected to cover over 45 cities and approximately 100 unserved rural and remote communities across Canada by the end of 2008.

The initial phase of the network covers over 5 million households and 40% of the Canadian population and is now available in 20 centres across Canada. This next generation Internet Protocol (“IP”) wireless network based on pre-WiMAX standards enables portable megabit services, allowing subscribers to access the Internet and other applications such as voice-over Internet Protocol (“VoIP”), video streaming and a variety of data applications. The total investment in the partnership is expected to reach $200 million by 2008. Inukshuk also invests a minimum of $3 million per year to support content and connectivity initiatives. While this is a common network that we share with Bell, we each compete for customers and offer our own services, support and billing to these customers.

The Inukshuk fixed wireless network leverages existing network sites of both Rogers and Bell, wirelessly connecting each of the companies’ respective customers to the Internet and providing secure data transmission over licenced spectrum. The new technology is also being deployed by companies in the U.S. and certain countries in Europe and Inukshuk expects Canadian users to have access to an extensive North American broadband footprint in the future.

Wireless’ contribution to the partnership on March 31, 2006 included 2.5GHz spectrum with an estimated fair value of $55.0 million. As at June 30, 2006 and for the three and six months ended June 30, 2006, Wireless has proportionately consolidated 50% of Inukshuk’s results.

Rogers Communications Inc.	13	Second Quarter 2006

CABLE AND TELECOM

Reorganization of Cable and Telecom Group

On January 9, 2006, we completed an internal reorganization whereby the ownership interest in Telecom was transferred from RTHI to our subsidiary Rogers Cable Inc. As a result of this transaction, beginning with the results for the three months ended March 31, 2006, we report on the “Cable and Telecom” operating unit which is composed of the following segments: Cable and Internet, Rogers Home Phone, Rogers Business Solutions and Video stores. Comparative figures have been reclassified to reflect this new reporting.

Cable and Telecom Financial Results

	Three Months Ended June 30,				Six Months Ended June 30,
		2005				2005
	2006	Actual	2005	% Chg	2006	Actual	2005	% Chg
(In millions of dollars, except margin)	Actual	Reclassified (4)	Pro Forma (5)	Pro Forma (5)	Actual	Reclassified (4)	Pro Forma (5)	Pro Forma (5)
Operating revenue
Cable	$355.4	$319.1	$318.7	11.5	$697.8	$637.3	$636.8	9.6
Internet	131.0	106.2	108.6	20.6	253.2	209.5	214.5	18.0
Rogers Home Phone	85.8	-	77.5	10.7	166.2	-	150.9	10.1
Rogers Business Solutions	143.5	1.1	138.9	3.3	292.5	2.2	279.9	4.5
Video stores	72.2	74.7	74.7	(3.3)	153.2	158.4	158.4	(3.3)
Intercompany eliminations	(1.0)	(1.0)	(1.0)	0.0	(2.0)	(2.0)	(2.0)	0.0
Total operating revenue	786.9	500.1	717.4	9.7	1,560.9	1,005.4	1,438.5	8.5

Operating expenses
Cable and Internet	276.3	253.0	254.2	8.7	545.4	498.0	500.6	8.9
Rogers Home Phone	80.9	-	62.9	28.6	156.7	-	122.3	28.1
Rogers Business Solutions	126.1	4.5	126.6	(0.4)	262.3	8.7	250.5	4.7
Video stores (1)	70.6	72.0	72.0	(1.9)	150.0	148.5	148.5	1.0
Integration costs (2)	1.6	-	-	n/m	4.4	-	-	n/m
Intercompany eliminations	(1.0)	(1.0)	(1.0)	0.0	(2.0)	(2.0)	(2.0)	0.0
Total operating expense	554.5	328.5	514.7	7.7	1,116.8	653.2	1,019.9	9.5

Operating profit (loss) (3)
Cable and Internet	210.1	172.3	173.1	21.4	405.6	348.8	350.7	15.7
Rogers Home Phone	4.9	-	14.6	(66.4)	9.5	-	28.6	(66.8)
Rogers Business Solutions	17.4	(3.4)	12.3	41.5	30.2	(6.5)	29.4	2.7
Video stores (1)	1.6	2.7	2.7	(40.7)	3.2	9.9	9.9	(67.7)
Integration costs (2)	(1.6)	-	-	n/m	(4.4)	-	-	n/m
Total operating profit	232.4	171.6	202.7	14.7	444.1	352.2	418.6	6.1

Operating profit margin: (3)
Cable and Internet	43.2%	40.5%	40.5%		42.6%	41.2%	41.2%
Rogers Home Phone	5.7%	n/a	18.8%		5.7%	n/a	19.0%
Rogers Business Solutions	12.1%	n/a	8.9%		10.3%	n/a	10.5%
Video stores	2.2%	3.6%	3.6%		2.1%	6.3%	6.3%

Additions to property, plant and equipment ("PP&E") (3)
Cable and Internet	$106.9	$136.3	$136.3	(21.6)	$188.7	$223.1	$223.1	(15.4)
Rogers Home Phone	37.5	35.0	39.1	(4.1)	59.1	58.9	64.6	(8.5)
Rogers Business Solutions	16.3	6.2	22.4	(27.2)	23.8	7.7	30.5	(22.0)
Video stores	1.3	4.2	4.2	(69.0)	2.4	7.8	7.8	(69.2)
Total additions to PP&E	$162.0	$181.7	$202.0	(19.8)	$274.0	$297.5	$326.0	(16.0)

(1)    Video store operating expenses for the three and six months ended June 30, 2006 include a charge of $0.4 million and $5.2 million, respectively, related to the closure of 21 Video stores.
(2)    Integration costs incurred relate to the integration of the operations of Telecom.
(3)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(4)    Certain prior year amounts have been reclassified to conform to the current year presentation.
(5)    See the “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.

Rogers Communications Inc.	14	Second Quarter 2006

The growth in total Cable and Telecom operating revenue for the three and six months ended June 30, 2006 from the corresponding periods in 2005 is due to the following factors: the acquisition of Telecom operations on July 1, 2005 which contributed $213.5 million and $433.9 million, respectively; the organic growth of Cable and Internet revenues of $61.1 million and $104.2 million, respectively; incremental revenues related to the launch of Rogers Home Phone voice-over-cable in July 2005 of $11.5 million and $17.2 million, respectively; and growth in Rogers Business Solutions revenues of $3.2 million and $5.4 million, respectively. These increases in revenue were partially offset by a decline in Video stores revenues of $2.5 million and $5.2 million, respectively.

The increases in total Cable and Telecom operating profit for the three and six months ended June 30, 2006 from the corresponding periods last year were driven by a $37.8 million and $56.8 million increase in the Cable and Internet segment and a $20.8 million and $36.7 million increase in the Rogers Business Solutions segment, partially offset by integration expenses of $1.6 million and $4.4 million incurred for integration-related activities for the three and six months ended June 30, 2006, respectively. See the following segment discussions for a detailed discussion of the operating results.

CABLE AND INTERNET

Cable and Internet Financial and Operating Results

	Three Months Ended June 30,			Six Months Ended June 30,
		2005	% Chg		2005	% Chg
	2006	Actual	Actual	2006	Actual	Actual
(In millions of dollars, except margin)	Actual	Reclassified (2)	Reclassified (2)	Actual	Reclassified (2)	Reclassified (2)
Operating revenue
Cable	$355.4	$319.1	11.4	$697.8	$637.3	9.5
Internet	131.0	106.2	23.4	253.2	209.5	20.9
Total	486.4	425.3	14.4	951.0	846.8	12.3

Operating expenses
Sales and marketing expenses	$30.9	$33.8	(8.6)	$61.4	$64.6	(5.0)
Operating, general and administrative expenses	245.4	219.2	12.0	484.0	433.4	11.7
Total	276.3	253.0	9.2	545.4	498.0	9.5

Operating profit (1)	$210.1	$172.3	21.9	$405.6	$348.8	16.3
Operating profit margin (1)	43.2%	40.5%		42.6%	41.2%

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)    Certain prior year amounts have been reclassified to conform with the current year presentation.

Rogers Communications Inc.	15	Second Quarter 2006

	Three Months Ended June 30,			Six Months Ended June 30,
	2006	2005		2006	2005
(Subscriber statistics in thousands, except ARPU)	Actual	Actual	Change	Actual	Actual	Change
Cable homes passed				3,428.3	3,333.2	95.1

Basic cable, net loss	(6.3)	(11.1)	4.8	(10.0)	(16.3)	6.3
Basic cable subscribers				2,253.8	2,238.3	15.5
Core cable ARPU (1)	$52.55	$47.34	$5.21	$51.52	$47.20	$4.32

Internet, net additions	21.6	33.0	(11.4)	62.0	84.2	(22.2)
Internet subscribers (residential) (2)				1,198.2	1,015.5	182.7
Internet ARPU (1) (2)	$36.79	$35.55	$1.24	$36.62	$35.83	$0.79

Digital terminals, net additions	64.5	75.4	(10.9)	147.6	128.4	19.2
Digital terminals in service				1,287.2	924.0	363.2
Digital households, net additions	38.9	56.9	(18.0)	88.9	93.7	(4.8)
Digital households				1,002.2	769.1	233.1

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)    Prior year Internet subscribers and ARPU have been reclassified to include only residential subscribers.

Cable Revenue

The increases in Cable revenue for the three and six months ended June 30, 2006 reflect price increases, growing penetration of digital products and continued up-selling of customers into enhanced digital programming packages. The price increases on service offerings effective July 2005 and March 2006 contributed to the cable revenue growth by $25.4 million and $39.5 million for the three and six months ended June 30, 2006, respectively. The net impact of the growth in digital revenues offset partially by more discounts associated with increasing adoption of bundled packages was $10.9 million and $21.0 million for the three and six months ended June 30, 2006, respectively.

The digital subscriber base has grown by 30.3% from June 30, 2005 to June 30, 2006 to surpass one million subscribers and reach 44.5% penetration of basic cable customers. The demand for Cable’s high definition and personal video recorder digital equipment combined with the Personal TV marketing campaign were contributors to the growth in the digital subscriber base of 38,900 and 88,900 households in the three and six months ended June 30, 2006, respectively. The sequential slowdown in net additions from the first quarter of 2006 is reflective of seasonality, timing of promotional activities and price increases.

Internet (Residential) Revenue

The increases in Internet revenues for the three and six months ended June 30, 2006 from the corresponding periods in 2005 reflect primarily the 17.9% year-over-year increase in the number of Internet subscribers and certain price increases for Internet offerings. The growth in Internet revenues was partially offset due to more subscribers signing up for discounted bundle packages. As a result of the price increases, the average monthly revenue per Internet subscriber has increased in both the quarter and year-to-date period from the corresponding periods in 2005.

Rogers Communications Inc.	16	Second Quarter 2006

The year-over-year reduction in the growth rate of Internet additions to the subscriber base compared to the corresponding periods in 2005 reflect a combination of the timing of promotional activities and price increases made in March 2006. With the Internet subscriber base now at approximately 1.2 million, Cable and Telecom has 53.2% Internet penetration of basic cable households, and 35.0% penetration as a percentage of all homes passed by the cable networks.

Cable and Internet Operating Profit

The decline in Cable and Internet sales and marketing expenses of $2.9 million and $3.2 million for the three and six months ended June 30, 2006, respectively, reflects the timing and manner of promotional activities. The year-over-year increases in operating, general and administrative costs were driven by the substantial increase in digital cable and Internet penetration resulting in higher costs associated with programming content, customer care, technical service and administration associated with the support of the larger subscriber bases.

As a result, the Cable and Internet operating profit for both the three and six months ended June 30, 2006 increased from the corresponding periods in 2005. The Cable and Internet operating profit margins also increased for the same periods reflecting the growth in revenue which outpaced the growth in operating expenses.

ROGERS HOME PHONE

Rogers Home Phone Financial and Operating Results

	Three Months Ended June 30,			Six Months Ended June 30,
	2006	2005	% Chg	2006	2005	% Chg
(In millions of dollars, except margin)	Actual	Pro Forma (2)	Pro Forma (2)	Actual	Pro Forma (2)	Pro Forma (2)
Operating revenue	$85.8	$77.5	10.7	$166.2	$150.9	10.1
Operating expenses
Sales and marketing expenses	$22.5	$8.7	158.6	$39.7	$17.1	132.2
Operating, general and administrative expenses	58.4	54.2	7.7	117.0	105.2	11.2
Total operating expenses	80.9	62.9	28.6	156.7	122.3	28.1

Operating profit (1)	$4.9	$14.6	(66.4)	$9.5	$28.6	(66.8)
Operating profit margin (1)	5.7%	18.8%	0.0	5.7%	19.0%	0.0

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)    See the “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.

	Three Months Ended June 30,			Six Months Ended June 30,
	2006	2005	Chg	2006	2005	Chg
(Subscriber statistics in thousands)	Actual	Pro Forma (1)	Pro Forma (1)	Actual	Pro Forma (1)	Pro Forma (1)
Cable telephony subscriber lines
Net additions (1)	68.0	-	68.0	116.8	-	116.8
Total cable telephony subscriber lines				164.7	-	n/a

Circuit-switched subscriber lines
Net additions (losses and migrations) (1)	(20.1)	14.5	(34.6)	(8.7)	39.9	(48.6)
Total circuit-switched subscriber lines				382.0	344.7	37.3

(1)    Includes approximately 9,000 migrations from circuit-switched to cable telephony.
(2)    See the “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.

Rogers Communications Inc.	17	Second Quarter 2006

Rogers Home Phone Revenue

We believe that the pro forma information presented in this section presents a meaningful comparative analysis since the 2005 actual comparative figures for the Rogers Home Phone segment are nil given that Telecom’s results are consolidated effective as of the July 1, 2005 acquisition date.

The pro forma growth in Rogers Home Phone revenues for the first quarter and year-to-date compared to the corresponding periods in 2005 is mainly a result of incremental revenues from Rogers Home Phone voice-over-cable service of $11.5 million and $17.2 million, respectively, which was launched in July 2005 and which added 68,000 and 116,800 net new lines, respectively, in the three and six month periods ended June 30, 2006. Partially offsetting this increase is a decline in the number of circuit-switch local subscribers of 20,100, of which approximately 9,000 is due to the migration of those subscribers from circuit-switched lines to cable telephony lines within the cable territory. This growth in the Rogers Home Phone subscriber base contributed to incremental local service revenues of approximately $13.4 million and $25.8 million for the three and six months ended June 30, 2006, respectively.

Partially offsetting the growth of the pro forma Rogers Home Phone local service revenue was a decline of approximately $1.1 million and $3.6 million in long distance revenues for the three and six months ended June 30, 2006, respectively, reflecting ongoing declines in pricing and usage.

In addition, the Rogers Home Phone pro forma revenues in 2005 included $4.0 million and $6.9 million associated with the resale of Rogers Wireless Inc. (“Wireless”) products and services for the three and six months ended June 30, 2005, respectively. These subscribers and related revenues were transferred to Wireless in September 2005.

Rogers Home Phone Operating Profit

The significant pro forma growth and expansion of both operations and sales and marketing associated with the launch of the cable telephony service and overall increase in subscribers drove the pro forma increases in operating expenses of $18.0 million and $34.4 million for the three and six months ended June 30, 2006, respectively. In addition, a change in the Canadian Radio-television and Telecommunications Commission (“CRTC”) win-back rules from 12 months to 3 months resulted in additional costs associated with increased retention activities.

The year-over-year pro forma decreases in both the Rogers Home Phone operating profit and operating profit margins for the three and six months ended June 30, 2006 primarily reflect the additional costs associated with the scaling and rapid growth of the cable telephony service.

Rogers Communications Inc.	18	Second Quarter 2006

ROGERS BUSINESS SOLUTIONS

Rogers Business Solutions Financial Results

	Three Months Ended June 30,				Six Months Ended June 30,
		2005				2005
	2006	Actual	2005	% Chg	2006	Actual	2005	% Chg
(In millions of dollars, except margin)	Actual	Reclassified (3)	Pro Forma (2)	Pro Forma (2)	Actual	Reclassified (3)	Pro Forma (2)	Pro Forma (2)
Operating revenue	$143.5	$1.1	$138.9	3.3	$292.5	$2.2	$279.9	4.5

Operating expenses
Sales and marketing expenses	17.7	0.9	17.9	(1.1)	34.2	1.7	35.5	(3.7)
Operating, general and administrative expenses	108.4	3.6	108.7	(0.3)	228.1	7.0	215.0	6.1
Total operating expenses	126.1	4.5	126.6	(0.4)	262.3	8.7	250.5	4.7

Operating profit (1)	$17.4	$(3.4)	$12.3	41.5	$30.2	$(6.5)	$29.4	2.7
Operating profit margin (1)	12.1%	n/a	8.9%		10.3%	n/a	10.5%

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)    See “Basis of Pro Forma Information” section for discussion of considerations in the preparation of this pro forma information.
(3)    Certain prior year amounts have been reclassified to conform to the current year presentation.

	Three Months Ended June 30,			Six Months Ended June 30,
	2006	2005	Chg	2006	2005	Chg
(Subscriber statistics in thousands)	Actual	Pro Forma (1)	Pro Forma (1)	Actual	Pro Forma (1)	Pro Forma (1)
Local line equivalents (1)
Net additions	8.3	5.9	2.4	16.2	10.8	5.4
Total local line equivalents				187.8	164.9	22.9

Broadband data circuits (2)
Net additions	1.1	1.2	(0.1)	2.6	3.7	(1.1)
Total broadband data circuits				44.2	36.1	8.1

(1)    Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) quantified as 23 voice lines each.
(2)    Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL-x, E10/100/1000, OC-n and DS-n.

Rogers Business Solutions Revenue

We believe that the pro forma information presented in this section presents a meaningful comparative analysis since the 2005 actual comparative figures for the Rogers Business Solutions segment are minimal given that Telecom’s results are consolidated effective as of the July 1, 2005 acquisition date.

The pro forma increase in Rogers Business Solutions revenues reflects growth in each of local, data and long distance components of revenue. During the three and six months ended June 30, 2006, pro forma data revenues grew by $1.7 million and $6.1 million, respectively, compared to the corresponding periods of 2005. Local services also grew by $2.5 million and $4.8 million on a pro forma basis, respectively, and long distance grew by $0.4 million and $1.7 million, respectively, on a pro forma basis, during the three and six months ended June 30, 2006 compared to the corresponding periods of 2005.

Rogers Communications Inc.	19	Second Quarter 2006

Rogers Business Solutions ended the quarter with 187,800 local line equivalents and 44,200 broadband data circuits in service at June 30, 2006, representing year-over-year growth rates of 13.9% and 22.4%, respectively.

The increases in pro forma long distance revenue resulted from the increases in volume of 8.0% and 28.6% for the three and six months ended June 30, 2006, respectively. The volume increases were partially offset by the ongoing declines in average revenue per minute, which decreased 6.7% and 5.9%, for the three and six months ended June 30, 2006, respectively. The increase in long distance volume is also related to the intercompany sale of long distance to Wireless.

Rogers Business Solutions continues to focus on selling local and data products, especially IP-enabled solutions, thereby decreasing its reliance on long distance. The combination of local and data revenue represented 57.0% and 56.8% of total revenue for the three and six months ended June 30, 2006, respectively.

Rogers Business Solutions Operating Profit

Carrier charges which are included in operating, general and administrative expenses increased by $3.1 million and $16.6 million to $76.3 million and $160.6 million for the three and six months ended June 30, 2006, on a pro forma basis. Carrier charges represent approximately 53.1% and 54.9% of revenue in the three and six months ended June 30, 2006, respectively, compared to 52.7 % and 51.4% of revenue in the corresponding periods of 2005. The carrier charges in the three months ended June 30, 2006 include a net one time reduction to costs of approximately $4.4 million which are associated with regulatory decisions. The year-to-date 2005 carrier costs include $3.4 million of credits related to regulatory changes recorded in the first quarter of 2005. The net increase in the quarter and year-to-date carrier charges is generally a function of higher volume, pricing pressures, mix, and long distance gross margins.

Partially offsetting the increases in carrier costs are reductions in other operating, general and administrative expenses relating to cost efficiencies and additional regulatory decision cost adjustments. Operating, general and administrative expenses for the three months ended June 30, 2006 includes another one-time reduction to costs of approximately $1.6 million related to a retroactive regulatory decision.

As a result of these changes, Rogers Business Solutions margins increased to 12.1% for the three months ended June 30, 2006, compared to 8.9% for the corresponding period in 2005, and the margins decreased to 10.3% in the six months ended June 30, 2006, compared to 10.5% in the corresponding period in 2005, on a pro forma basis, mainly due to the higher carrier charges discussed above.

Rogers Communications Inc.	20	Second Quarter 2006

VIDEO STORES

Video Stores Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
	2006	2005		2006	2005
(In millions of dollars, except margin)	Actual	Actual	% Chg	Actual	Actual	% Chg
Operating revenue	$72.2	$74.7	(3.3)	$153.2	$158.4	(3.3)

Operating expenses (1)	70.6	72.0	(1.9)	150.0	148.5	1.0

Operating profit (2)	$1.6	$2.7	(40.7)	$3.2	$9.9	(67.7)
Operating profit margin (2)	2.2%	3.6%		2.1%	6.3%

(1)    Operating, general and administrative expenses for the three and six months ended June 30, 2006 include $0.4 million and $5.2 million, respectively, of costs related to the closure of 21 Video stores.
(2)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Video Stores Revenue

During the three and six months ended June 30, 2006, revenues at the Rogers Video ("Video") stores showed a modest decline of 3.3% in both periods, primarily due to lower video rental and sales revenues. Initiatives were introduced to increase customers’ spending, which resulted in dollars per transaction increasing 15.8% and 14.3% in the three and six months ended June 30, 2006 compared to the same periods last year, respectively; however same-store revenues decreased 1.0% and 3.8% compared to the corresponding periods in 2005 due to a decrease in total visits.

Video Stores Operating Profit

Operating profit from Video stores of $1.6 million and $3.2 million for the three and six months ended June 30, 2006, respectively, decreased by $1.1 million and $6.7 million from the corresponding periods in 2005. The year-over-year decline in Video stores’ operating profit relates primarily to the decline in revenues and the charges associated with the closing of 21 Video stores.

Cable and Telecom Additions to PP&E

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system are highly capital-intensive. Cable and Telecom categorizes its additions to property, plant and equipment according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, our Cable and Internet additions to PP&E are classified into the following five categories:

•    Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;
•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;

Rogers Communications Inc.	21	Second Quarter 2006

•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended June 30,				Six Months Ended June 30,
		2005				2005
	2006	Actual	2005	% Chg	2006	Actual	2005	% Chg
(In millions of dollars)	Actual	Reclassified (1)	Pro Forma (2)	Pro Forma (2)	Actual	Reclassified (1)	Pro Forma (2)	Pro Forma (2)
Cable and Internet PP&E additions
Customer premise equipment	$54.4	$61.8	$61.8	(12.0)	$97.1	$105.4	$105.4	(7.9)
Scaleable infrastructure	25.1	44.0	44.0	(43.0)	37.0	63.7	63.7	(41.9)
Line extensions	11.7	12.1	12.1	(3.3)	26.4	24.0	24.0	10.0
Upgrade and rebuild	2.8	1.0	1.0	180.0	3.3	1.0	1.0	n/m
Support capital	12.9	17.4	17.4	(25.9)	24.9	29.0	29.0	(14.1)
	106.9	136.3	136.3	(21.6)	188.7	223.1	223.1	(15.4)
Rogers Home Phone PP&E additions	37.5	35.0	39.1	(4.1)	59.1	58.9	64.6	(8.5)
Rogers Business Solutions PP&E additions	16.3	6.2	22.4	(27.2)	23.8	7.7	30.5	(22.0)
Video stores PP&E additions	1.3	4.2	4.2	(69.0)	2.4	7.8	7.8	(69.2)
	$162.0	$181.7	$202.0	(19.8)	$274.0	$297.5	$326.0	(16.0)

(1)    Certain prior year numbers have been reclassified to conform with the current year presentation.
(2)    See “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.

The declines in Cable and Internet PP&E additions are primarily attributable to lower spending on scaleable infrastructure related to Video On Demand capacity, transport network and head-end as well as lower spending on customer premise equipment related to digital terminals and cable modems.

The declines in additions to Rogers Home Phone PP&E, on a pro forma basis, compared to the corresponding periods in 2005 are primarily due to a decline in scaleable infrastructure costs given the completion of certain build-out activities in the prior year, partially offset by an increase in variable growth related subscriber capital and incremental spending on information technology integration costs.

The declines in additions to Rogers Business Solutions PP&E compared to the corresponding periods in 2005, on a pro forma basis, reflect differences in the timing of certain expenditures.

MEDIA

Media Operating and Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue	$333.8	$293.4	13.8	$574.0	$512.7	12.0
Operating expenses	281.8	249.2	13.1	508.9	457.2	11.3
Operating profit (1)	$52.0	$44.2	17.6	$65.1	$55.5	17.3
Operating profit margin (1)	15.6%	15.1%		11.3%	10.8%
Additions to property, plant and equipment (1)	16.2	8.8	84.1	25.4	22.4	13.4

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Rogers Communications Inc.	22	Second Quarter 2006

Media Revenue

The increases in Media revenues for the three and six months ended June 30, 2006 over the corresponding periods in 2005 reflect improvements across all of Media’s divisions, including Sportsnet, Sports Entertainment, The Shopping Channel, OMNI, Publishing and Radio. These increases reflect, amongst other things, the return of NHL hockey, World Cup Soccer and Blue Jays broadcasts at Sportsnet, continued strong demand for product lines at The Shopping Channel, and higher baseball ticket revenue and an increase in Major League Baseball revenue share at Sports Entertainment. The addition of OMNI BC and the launch of OMNI Manitoba also contributed to the increase in revenue.

Media Operating Expenses

The increases in Media operating expenses for the three and six months ended June 30, 2006 compared to the corresponding periods in 2005 are primarily due to higher player payroll at Sports Entertainment, increased programming costs at Sportsnet associated with the return of NHL hockey and World Cup Soccer, costs associated with the launch of OMNI TV BC and OMNI TV Manitoba as well as three new FM radio stations in the Maritimes which did not exist in the prior year. Cost increases were partially offset by lower general and administrative costs across all divisions.

Media Operating Profit

As a result of the changes discussed above, Media’s operating profit for both the three and six months ended June 30, 2006 increased by more than 17% from the corresponding periods in 2005.

Media Additions to PP&E

The majority of Media’s PP&E additions in the first six months of both 2006 and 2005 reflect renovations and enhancements to the Rogers Centre sports and entertainment venue in Toronto.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Operations

For the three months ended June 30, 2006, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $628.5 million from $414.2 million in the corresponding period of 2005. The $214.3 million increase is primarily the result of the increase in operating profit of $176.6 million in addition to a $25.6 million decrease in interest expense.

Taking into account the changes in non-cash working capital items for the three months ended June 30, 2006, cash generated from operations was $477.9 million, compared to $328.5 million in the corresponding period of 2005.

Rogers Communications Inc.	23	Second Quarter 2006

The cash flow generated from operations of $477.9 million, together with the following items, resulted in total net funds of approximately $588.0 million raised in the three months ended June 30, 2006:

•	Aggregate net drawdowns of $84.0 million under our bank credit facilities; and

•	Receipt of $26.1 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options.

Net funds used during the three months ended June 30, 2006 totalled approximately $600.8 million, the details of which include:

•	Additions to PP&E of $391.1 million, net of $11.6 million of related changes in non-cash working capital;

•	Funding the repayment at maturity of Wireless’ $160.0 million 10.50% Senior Secured Notes due 2006;

•	Funding the net cash settlement of $10.3 million upon the maturity of a cross-currency interest rate exchange agreement at Wireless in the notional principal amount of US$51.83 million;

•	Funding other net investments of $38.6 million; and

•	Funding $0.8 million aggregate net repayment of mortgages and capital leases.

Taking into account the cash deficiency of $42.4 million at the beginning of the quarter and the fund uses described above, the cash deficiency at June 30, 2006 was $55.2 million.

Financing

Our long-term debt instruments are described in Note 11 to the 2005 Annual Audited Consolidated Financial Statements.

As mentioned above, during the three months ended June 30, 2006, the following changes to our financing took place: Wireless repaid all of the outstanding 10.50% Senior Secured Notes that matured June 1, 2006 in the aggregate principal amount of $160.0 million; Wireless paid a net cash settlement of $10.3 million upon the maturity on June 1, 2006 of a cross-currency interest rate exchange agreement in the notional principal amount of US$51.83 million; we made aggregate net drawdowns under our bank credit facilities of $84.0 million; and we received $26.1 million from the exercise of employee stock options.

Subsequent to June 30, 2006, Cable and Telecom entered into an amendment to its bank credit facility to insert provisions for the springing release of security in a similar fashion as provided in all of Cable and Telecom’s public debt indentures. Basically, this provision provides that if Cable and Telecom has two investment grade ratings on its debt and there is no other debt or cross-currency interest rate exchange agreement secured by a bond issued under the Cable and Telecom deed of trust, then the security provided for a particular debt instrument will be discharged upon 45 days prior notice by Cable and Telecom. A similar amendment is being made in each of Cable and Telecom’s cross-currency interest rate exchange agreements.

Rogers Communications Inc.	24	Second Quarter 2006

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.

The only change in our hedging status during the three months ended June 30, 2006 was on an economic basis and was due to the maturity on June 1, 2006 of a cross-currency interest rate exchange agreement in the notional principal amount of US$51.83 million.

As a result of this event, on June 30, 2006 the amount of our U.S. dollar-denominated debt hedged on an economic basis decreased from 98.1% at March 31, 2006 to 97.0% and on an accounting basis remained at 85.6%.

(In millions of dollars, except percentages)	June 30, 2006			December 31, 2005
U.S. dollar-denominated long-term debt	US	$4,894.9		US	$4,916.9

Hedged with cross-currency interest
rate exchange agreements	US	$4,750.0		US	$4,801.8

Hedged Exchange Rate		1.3150			1.3148

Percent Hedged		97.0	%(1)		97.7%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$8,245.5		Cdn	$8,409.6
Total long-term debt at fixed rates	Cdn	$6,866.8		Cdn	$7,076.5
Percent of long-term debt fixed		83.3%			84.1%

Weighted average interest rate on long-term debt		7.80%			7.76%

(1)    Pursuant to the requirements for hedge accounting under AcG-13, on June 30, 2006, RCI accounted for 88.2% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 85.6% of consolidated U.S. dollar-denominated debt is hedged for accounting purposes versus 97.0% on an economic basis.
(2)    Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Rogers Communications Inc.	25	Second Quarter 2006

Outstanding Share Data

Set out below is our outstanding share data as at June 30, 2006. For additional information, refer to Note 13 to our 2005 Annual Audited Consolidated Financial Statements and Note 5 to the Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2006.

Common Shares (1)
Class A Voting	56,233,894
Class B Non-Voting	259,731,263

Options to Purchase Class B Non-Voting Shares
Outstanding Options	11,931,760
Outstanding Options Exercisable	8,475,700

(1)    Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. Under applicable Canadian securities laws, an offer to purchase our Class A Voting shares would not require that an offer be made to purchase our Class B Non-Voting shares.

Dividends and Other Payments on Equity Securities

On April 25, 2006, we declared a dividend of $0.075 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares. This semi-annual dividend totalling $23.7 million was paid on July 4, 2006 to the shareholders of record on June 14, 2006.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2005 Annual MD&A, and are further discussed in Note 11 and Note 20 of our 2005 Annual Audited Consolidated Financial Statements. There have been no significant changes to our material contractual obligations since December 31, 2005.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2005 Annual MD&A. The only significant changes to those regulations since December 31, 2005, are as follows:

Telecommunications Policy Report

On March 22, 2006, the report of the Telecommunications Policy Review Panel was released. The Panel was asked by the previous Liberal government to study Canadian telecommunications policy to make recommendations to improve the regulatory environment, expand broadband services to remote locations and further the deployment of information and communications technology in Canada. The report generally recommended greater reliance on market forces and a reduction in government

Rogers Communications Inc.	26	Second Quarter 2006

regulation. The report recommends continued regulation of the incumbent wireline telephone companies in circumstances where they possess significant market power. We believe that such continued regulation is important to protect new entrants such as Cable and Telecom from anticompetitive conduct by incumbent providers until such time as competition is established. The report also recommends limiting the incumbent phone companies’ unbundled wholesale facilities that would be available to competitive providers on a wholesale basis. The report recommends that “essential” facilities should continue to be made available and that non-essential facilities should be available for a transition period of three to five years. The report also recommends transitioning radio spectrum regulation from Industry Canada to the CRTC, after Industry Canada completes a spectrum policy review that will consider various issues such as spectrum licence fees and streamlining the spectrum licensing process. Upon receiving the panel’s report, the Minister of Industry stated that he will review the report in the coming weeks and months and that any steps towards implementation of the report’s recommendations would follow such review.

Proposed Policy Direction to the CRTC on Telecommunications

On June 13, 2006, the Honourable Maxime Bernier, Minister of Industry, tabled a proposed Policy Direction on Telecommunications in Parliament. The Direction signals the Government’s intention to direct the CRTC to rely on market forces to the maximum extent feasible under the Telecommunications Act and regulate, if needed, in a manner that interferes with market forces to the minimum extent necessary.

Inukshuk

On March 31, 2006, Industry Canada approved the transfer of Wireless’ Inukshuk license to Inukshuk Wireless Partnership, a Rogers-Bell joint venture. New licence terms were also issued. These licence terms require Inukshuk to return spectrum that it is not using as of December 31, 2009. At the same time as the licence was issued, Industry Canada issued their new policy on the 2.5 GHz spectrum used by Inukshuk. The policy confirms that the spectrum is currently only to be used for fixed services (which in Canada includes portable services). Companies that wish to have a mobile licence for this spectrum will be required to apply for a mobile licence and will be required to return one-third of the spectrum to the government. The returned spectrum will be auctioned. There is no assurance that Wireless or any other incumbent licensee would be allowed to purchase the spectrum at an auction.

Wireless Video Services

In a decision issued on April 12, 2006, the CRTC determined that the mobile TV services provided by Wireless are exempt from regulation because they are delivered over the Internet. Furthermore, the CRTC has proposed a new order that will exempt all mobile TV services from regulation, whether they are delivered over the Internet, or not. We believe that this decision is very positive because it allows us to offer innovative new services without regulatory impediments.

Rogers Communications Inc.	27	Second Quarter 2006

CRTC Local Forbearance Decision

The CRTC released its Local Forbearance Decision on April 6, 2006. The incumbent phone companies will continue to be regulated until they lose 25% market share. The customer winback rules, which were reduced from 12 to three months, will be lifted when the phone companies lose 20% market share. The calculation of share loss is made separately for the residential and business segments, and also excludes market share lost to wireless. The market share in urban areas is measured over a census metropolitan area. In addition to the market share criteria, the phone companies have to comply with all the Quality of Service (“QoS”) indicators, which govern the facilities provided to competitors, for six months. These QoS indicators are very important to unbundled loop resellers such as Rogers Business Solutions. In addition, the incumbent local exchange providers must provide Ethernet access and transport service to competitors and must interconnect their Operations Support Systems (“OSS”) with those of competitors. We believe that this decision is consistent with the assumptions made in the business planning for our local telephone service. Canada’s incumbent telephone companies have appealed the CRTC’s Local Forbearance Decision to the Federal Cabinet.

Voice-over-Internet Protocol (“VoIP”) Cabinet Appeal

On May 5, 2006, the Federal Cabinet referred the CRTC’s Voice-over-Internet Protocol (“VoIP”) decision back to the CRTC for reconsideration. The Cabinet did not vary the terms of the decision or give the CRTC any direction regarding the decision. The appeal was launched by Canada’s incumbent telephone companies who argue that VOIP services offered by them should be completely deregulated. Deregulation of the incumbent’s VOIP services would make it more difficult for our local telephone services to become established in the marketplace.

Review of Certain Aspects of the Regulatory Framework for Over-The-Air Television

On June 12, 2006, the CRTC announced that they will hold a Public Hearing commencing on November 27, 2006 to review the regulatory framework for over-the-air television. The review will consider the contributions which over-the-air television licensees should make to the production, acquisition and broadcast of high-quality Canadian programming. The review will also examine, among other things, the possibility of levying a fee for carriage against Broadcasting Distribution Undertaking (“BDUs”) for the carriage of local over-the-air television signals. This proposal, if implemented, could significantly increase costs for broadcasting distribution undertakings including Cable and Telecom.

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2005 Annual MD&A. There were no significant changes to those risks and uncertainties since December 31, 2005, except as follows:

A Tax Reassessment Regarding Termination Fees Received May Result in Additional Taxes and Interest

In 2000, we received a $241 million payment (the “Termination Payment”) from Le Group Vidéotron Ltée (“Vidéotron”) in respect of the termination of a merger agreement between us and Vidéotron. The Canada Revenue Agency disagrees with our tax filing position in respect of the Termination Payment and in May 2006, issued a Notice of Reassessment which would result in additional income tax and related interest of approximately $63 million being payable by us. Management intends to vigorously contest this reassessment and is of the view that we should ultimately prevail; accordingly we have not recorded a liability for this contingency.

Rogers Communications Inc.	28	Second Quarter 2006

We Are and Will Continue to Be Involved in Litigation.

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including Wireless and Fido. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation, false advertising and unjust enrichment arising out of the charging of system access fees. The plaintiffs seek un-quantified damages from the defendant wireless communications service providers. In July 2006, the Saskatchewan court denied the plaintiffs’ application to have the proceeding certified as a class action. However, the court granted leave to the plaintiffs to renew their applications in order to address the requirements of the Saskatchewan class proceedings legislation. Similar proceedings have also been brought against us and other providers of wireless communications in most of Canada. We have not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated.

Changes to the CRTC’s Regime for Local Telephone Competition Could Affect Cable’s Delivery of Local Telephone Service.

As described above under the “Government Regulation and Regulatory Developments” section, the CRTC released its Local Forbearance Decision on April 6, 2006. While we believe that the decision is consistent with the assumptions made in the business planning for our local telephone service, Canada’s incumbent telephone companies have appealed the CRTC’s Local Forbearance Decision to the Federal Cabinet. A successful appeal could weaken the regulatory safeguards for new local telephone entrants, which would have a negative impact on our competitive local telephone service.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2005 Annual MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue,
•	Revenue and average monthly revenue per subscriber (“ARPU”),
•	Subscriber counts and subscriber churn,
•	Operating expenses and average monthly operating expense per wireless subscriber,
•	Sales and marketing costs (or cost of acquisition) per subscriber,
•	Operating profit,
•	Operating profit margin, and
•	Additions to PP&E.

See “Supplementary Information” section for calculations of the Non-GAAP measures.

Rogers Communications Inc.	29	Second Quarter 2006

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions in the normal course of business with certain broadcasters in which we have an equity interest as detailed below:

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Fees paid to broadcasters accounted for by the equity method(1)	$5.2	$4.7	10.6	$10.0	$9.2	8.7

(1)  Fees paid to a number of Canadian pay, specialty and digital specialty channels including Viewer's Choice Canada, Prime, Outdoor Life Network, G4TechTV, and Biography Channel. On June 12, 2006, we increased our ownership of Biography Canada and G4TechTV Canada to 100% and 66 2/3%, respectively.

We have entered into certain transactions with companies, the partners or senior officers of which are or have been directors of our company and/or our subsidiary companies. During the three and six months ended June 30, 2006 and 2005, total amounts paid by us to these related parties are as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Legal services and commissions paid on premiums for insurance coverage	$1.1	$1.5	(26.7)	$1.6	$3.2	(50.0)
Telecommunications and programming services	-	0.1	-	-	1.6	-
Interest charges and other financing fees	-	10.4	-	-	22.0	-
	$1.1	$12.0	(90.8)	$1.6	$26.8	(94.0)

During the three and six month periods ended June 30, 2006 and 2005, we made payments to companies controlled by our controlling shareholder as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Charges to Rogers for business use of aircraft, net of other administrative services	$0.1	$0.2	(50.0)	$0.4	$0.3	33.3

As disclosed in Note 18 to the Annual Audited Consolidated Financial Statements for the year ended December 31, 2005, with the approval of a special committee of the Board of Directors, we entered into an arrangement to sell to our controlling shareholder, for $13 million in cash, the shares in two wholly owned subsidiaries whose only asset consists of tax losses aggregating approximately $100 million. Further to this arrangement, on April 7, 2006, a company controlled by our controlling shareholder purchased the shares in one of these wholly owned subsidiaries for cash of $6.8 million.

On July 24, 2006, the shares of the second wholly owned subsidiary were purchased by a company controlled by the controlling shareholder for cash of $6.2 million.

Rogers Communications Inc.	30	Second Quarter 2006

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2005 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2005 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three and six months ended June 30, 2006, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Telecom and Media from those found in our 2005 Annual MD&A.

NEW ACCOUNTING STANDARDS

In our 2005 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2005 Annual MD&A, we disclosed recent Canadian accounting pronouncements, namely CICA Handbook Section 3831 “Non-monetary transactions”, CICA Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, CICA Handbook Section 1530 “Comprehensive Income” and CICA Handbook Section 3865 “Hedges”. CICA Handbook section 3831 did not have a material impact on our consolidated financial statements for the three and six months ended June 30, 2006. CICA Handbook Sections 3855, 1530 and 3865 are effective for interim and annual financial statements commencing in 2007. We are continuing to assess the impact of these new standards.

Emerging Issues Committee (“EIC”) Abstract 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” was issued on July 6, 2006. EIC 162 requires that the compensation cost attributable to awards granted to employees eligible to retire at the grant date should be recognized on the grant date if the award’s exercisability does not depend on continued service. Additionally, awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC 162 must be applied retroactively, with restatement of prior periods, effective with our financial statements for the year ending December 31, 2006. We are currently evaluating the impact of this new standard.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Telecom, and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Telecom, and Media operating units, please refer to our 2005 Annual MD&A. Home Phone Service and Rogers Business Solutions do not have any unique seasonal aspects to their businesses.

Rogers Communications Inc.	31	Second Quarter 2006

2006 GUIDANCE

We currently have a generally positive bias towards achieving or exceeding the higher ends of certain of our 2006 financial and operating metric guidance ranges. Based on our current outlook for the second half of 2006, we are raising by 2% the top ends of the summary level guidance ranges that we originally issued on February 9, 2006 for each of Wireless network revenue, Wireless operating profit, Cable and Telecom revenue, and Cable and Telecom operating profit. There are no other updates at this point to the summary level ranges of our 2006 financial and operating metric guidance. (See the section entitled “Caution Regarding Forward-Looking Statements” below.)

(In millions of dollars, except subscribers)	Original 2006 Range			Updates
Revenue
Wireless (network revenue)	$4,125	to	$4,175	High end of range up 2%
Cable and Telecom	3,110	to	3,185	High end of range up 2%
Media	1,165	to	1,205
Operating profit (1)
Wireless (2)	$1,730	to	$1,780	High end of range up 2%
Cable and Telecom	825	to	860	High end of range up 2%
Media	115	to	120
PP&E expenditures (3)
Wireless	$600	to	$650
Cable and Telecom	640	to	695
Net subscriber additions (000's)
Wireless	525	to	575
Basic cable	-	to	10
Internet	125	to	175
Digital cable	175	to	225
Residential telephony	200	to	250
Rogers Telecom integration (4)	$50	to	$65

(1)     Before RCI corporate expenses and management fees paid to Rogers Communications Inc. and excluding costs associated with the integration of Fido and Call-Net (see Note 4 below).
(2)     Excludes operating losses related to the Inukshuk fixed wireless initiative.
(3)     Does not include Corporate, Inukshuk or Media PP&E expenditures or the PP&E expenditures component of the Call-Net integration (see Note 4 below). Corporate PP&E expenditures will include costs associated with the January 4, 2006 purchase of the Greater Toronto Area business campus by RCI.
(4)     Estimated breakdown: approximately 70% to be recorded as PP&E expenditures and approximately 30% to be recorded as operating expense.

Rogers Communications Inc.	32	Second Quarter 2006

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended June 30,		Six months ended June 30,
except ARPU figures and operating profit margin)	2006	2005	2006	2005
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,002.5	$816.7	$1,909.2	$1,567.0
Divided by: Average postpaid wireless voice and data subscribers	4,968.6	4,326.7	4,914.7	4,275.8
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$67.26	$62.92	$64.75	$61.08

Prepaid ARPU (monthly)
Prepaid revenue	$48.8	$53.0	$95.4	$101.0
Divided by: Average prepaid subscribers	1,294.3	1,306.6	1,311.8	1,316.5
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$12.57	$13.52	$12.12	$12.79

Cost of acquisition per gross addition
Total sales and marketing expenses	$137.6	$133.2	$265.8	$257.2
Equipment margin loss (acquisition related)	45.6	36.2	95.3	86.2
	$183.2	$169.4	$361.1	$343.4
Total gross wireless additions (postpaid, prepaid, and one-way messaging)	461.7	452.9	895.6	911.2
	$397	$374	$403	$377

Operating expense per average subscriber (monthly)
Operating, general, administrative and integration expenses	$337.0	$304.6	$660.3	$598.1
Equipment margin loss (retention related)	48.3	35.9	98.7	73.4
	$385.3	$340.5	$759.0	$671.5
Divided by: Average total wireless subscribers	6,417.0	5,815.8	6,384.5	5,779.2
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$20.01	$19.52	$19.81	$19.36

Equipment margin loss
Equipment sales	$95.8	$89.2	$190.3	$161.3
Cost of equipment sales	(189.7)	(161.3)	(384.3)	(320.9)
	$(93.9)	$(72.1)	$(194.0)	$(159.6)

Acquisition related	$(45.6)	$(36.2)	$(95.3)	$(86.2)
Retention related	(48.3)	(35.9)	(98.7)	(73.4)
	$(93.9)	$(72.1)	$(194.0)	$(159.6)

Operating Profit Margin
Operating Profit	$486.8	$364.8	$891.9	$663.1
Divided by Network Revenue	1,055.3	874.7	2,012.1	1,678.0
Operating Profit Margin	46.1%	41.7%	44.3%	39.5%

Rogers Communications Inc.	33	Second Quarter 2006

SUPPLEMENTARY INFORMATION
Calculations of Cable and Telecom Non-GAAP Measures

(In millions, subscribers in thousands, except ARPU	Three months ended June 30,		Six months ended June 30,
figures and operating profit margin)	2006	2005	2006	2005
Core Cable ARPU
Core Cable revenue	$355.4	$319.1	$697.8	$637.3
Divided by: Average basic cable subscribers	2,254.0	2,244.3	2,258.8	2,248.3
Divided by: 3 months for quarter and 6 months for year-to-date	3	3	6	6
	$52.55	$47.34	$51.52	$47.20
Internet ARPU
Internet revenue(1)	$129.7	$104.7	$250.5	$204.5
Divided by: Average internet (residential) subscribers	1,175.4	1,004.0	1,140.2	974.4
Divided by: 3 months for quarter and 6 months for year-to-date	3	3	6	6
	$36.79	$35.55	$36.62	$35.83
Cable and Internet:
Operating Profit	$210.1	$172.3	$405.6	$348.8
Divided by Revenue	486.4	425.3	951.0	846.8
Cable and Internet Operating Profit Margin	43.2%	40.5%	42.6%	41.2%
Rogers Home Phone:
Operating Profit	$4.9	$-	$9.5	$-
Divided by Revenue	85.8	-	166.2	-
Rogers Home Phone Operating Profit Margin	5.7%	n/m	5.7%	n/m
Rogers Business Solutions:
Operating Profit	$17.4	$(3.4)	$30.2	$(6.5)
Divided by Revenue	143.5	1.1	292.5	2.2
Rogers Business Solutions Operating Profit Margin	12.1%	n/m	10.3%	n/m
Video stores:
Operating Profit (2)	$1.6	$2.7	$3.2	$9.9
Divided by Revenue	72.2	74.7	153.2	158.4
Video stores Operating Profit Margin	2.2%	3.6%	2.1%	6.3%

(1)    Internet ARPU calculation does not include amounts related to dial-up customers.
(2)    Video stores operating profit in the three and six months ended June 30, 2006 include $0.4 million and $5.2 million, respectively, of costs related to the closure of 21 Video stores.

Rogers Communications Inc.	34	Second Quarter 2006

SUPPLEMENTARY INFORMATION
Rogers Communications Inc.

Historical Quarterly Summary (1)	2006		2005				2004
(In thousands of dollars,
except per share amounts)	Q1	Q2	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Income Statement
Operating Revenue
Wireless	$1,051,237	$1,151,130	$875,371	$963,886	$1,068,888	$1,098,511	$592,841	$655,920	$721,136	$813,628
Cable and Telecom	774,032	786,916	505,256	500,080	725,676	760,612	473,074	474,846	489,371	508,364
Media	240,122	333,829	219,280	293,402	284,520	299,974	215,741	230,881	244,319	266,171
Corporate and eliminations	(33,639)	(35,601)	(17,492)	(24,857)	(32,017)	(38,936)	(16,907)	(18,152)	(21,138)	(21,846)
	2,031,752	2,236,274	1,582,415	1,732,511	2,047,067	2,120,161	1,264,749	1,343,495	1,433,688	1,566,317

Operating profit (2)
Wireless	405,133	486,803	298,376	364,760	381,488	292,425	219,644	247,083	269,565	214,099
Cable and Telecom	211,628	232,413	180,669	171,562	195,101	217,211	171,186	173,294	173,143	191,036
Media	13,137	51,969	11,320	44,195	33,293	39,038	6,470	38,819	14,981	55,102
Corporate	(33,606)	(29,056)	(15,141)	(15,063)	(20,510)	(35,155)	(15,443)	(13,409)	(1,714)	(9,717)
	596,292	742,129	475,224	565,454	589,372	513,519	381,857	445,787	455,975	450,520

Depreciation and amortization	386,113	394,763	341,633	358,746	376,984	400,648	246,090	250,528	255,857	340,076
Operating income	210,179	347,366	133,591	206,708	212,388	112,871	135,767	195,259	200,118	110,444
Interest on long-term debt	(161,575)	(154,694)	(184,767)	(180,325)	(178,792)	(166,195)	(137,539)	(132,292)	(129,868)	(176,298)
Other income (expense)	1,127	16,868	8,663	(3,441)	17,894	(21,098)	(75,384)	(41,775)	29,676	37,776
Income tax recovery (expense)	(34,914)	68,001	(3,514)	(3,748)	(2,603)	7,710	(1,453)	(3,555)	(3,371)	4,932
Non-controlling interest	-	-	-	-	-	-	423	(25,596)	(48,480)	(5,928)
Net income (loss) for the period	14,817	277,541	(46,027)	19,194	48,887	(66,712)	(78,186)	(7,959)	48,075	(29,074)

Earnings (loss) per share -basic	$0.05	$0.88	$(0.17)	$0.07	$0.17	$(0.22)	$(0.33)	$(0.03)	$0.20	$(0.12)
-diluted	$0.05	$0.87	$(0.17)	$0.07	$0.16	$(0.22)	$(0.33)	$(0.03)	$0.19	$(0.12)

Additions to property, plant and equipment (2)	$340,056	$402,734	$260,419	$344,738	$318,656	$429,983	$228,666	$218,267	$221,147	$386,858

(1)    Certain prior year numbers have been reclassified to conform to the current year presentation as described in Notes 1 and 9 to the Unaudited Interim Consolidated Financial Statements.
(2)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Rogers Communications Inc.	35	Second Quarter 2006

Caution Regarding Forward-Looking Statements

This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. Statements containing expressions such as “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “guidance”, and similar expressions generally constitute forward-looking statements. These forward-looking statements also include, but are not limited to, guidance relating to revenue, operating profit and PP&E expenditures, expected growth in subscribers, the deployment of new services, integration costs, and all other statements that are not historical facts.

Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.

We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, and the level of competitive intensity, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a more detailed discussion of the risks, uncertainties, material factors and assumptions associated with our business that were applied in drawing conclusions or making a forecasts set out in such forward-looking information, see the MD&A sections of our 2005 Annual Report entitled “Risks and Uncertainties” (found on pages 62 to 74) and “Material Assumptions” (found on pages 88 to 89), as well as the “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments” sections herein. Our annual and quarterly reports can be found at www.rogers.com. www.sedar.com, and www.sec.gov.

Rogers Communications Inc.	36	Second Quarter 2006

Additional Information

Additional information relating to us, including our Annual Information Form, Form 40-FA and discussions of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Separate annual and quarterly financial results for RWI and Cable are also filed and are available on SEDAR and EDGAR.

About the Company

Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform. Rogers Cable and Telecom is Canada's largest cable television provider offering cable television, high-speed Internet access, residential telephony services, and video retailing, while its Rogers Business Solutions division is a national provider of voice communications services, data networking, and broadband Internet connectivity to small, medium and large businesses. Rogers Media is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing, and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com. Separate annual and quarterly financial results for Rogers Wireless Inc. and Rogers Cable Inc. are also filed and are available on SEDAR and EDGAR.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com

Media Contacts

Corporate and Media - Jan Innes, 416.935.3525, jan.innes@rci.rogers.com
Wireless, Cable and Telecom - Taanta Gupta, 416.935.4727, taanta.gupta@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 10:00 ET on August 1, 2006. A rebroadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

# # #

Rogers Communications Inc.	37	Second Quarter 2006

Rogers Communications Inc.
Unaudited Consolidated Financial Statements
Three and Six Months Ended June 30, 2006

Rogers Communications Inc.	1	Second Quarter 2006

Rogers Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars, except per share amounts)	2006	2005	2006	2005
Operating revenue	$2,236,274	$1,732,511	$4,268,026	$3,314,926
Cost of sales	265,087	231,338	543,594	471,107
Sales and marketing costs	289,520	248,721	561,876	482,015
Operating, general and administrative expenses	936,466	675,288	1,810,044	1,305,546
Integration expenses	2,717	11,710	8,936	15,580
Video store closure expenses (note 6)	355	-	5,155	-
Depreciation and amortization	394,763	358,746	780,876	700,379
Operating income	347,366	206,708	557,545	340,299
Interest on long-term debt	(154,694)	(180,325)	(316,269)	(365,091)
	192,672	26,383	241,276	(24,792)
Foreign exchange gain (loss)	45,300	(18,270)	41,016	(24,229)
Change in the fair value of derivative instruments	(32,707)	10,514	(29,591)	15,312
Other income, net	4,275	4,315	6,570	14,140

Income (loss) before income taxes	209,540	22,942	259,271	(19,569)
Income tax expense (recovery) (note 7):
Current	(2,253)	3,748	491	7,263
Future	(65,748)	-	(33,577)	-
Net income (loss) for the period	$277,541	$19,194	$292,357	$(26,832)

Earning (loss) per share (note 8):
Basic	$0.88	$0.07	$0.93	$(0.10)
Diluted	0.87	0.07	0.91	(0.10)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	2	Second Quarter 2006

Rogers Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2006	2005	2006	2005
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$277,541	$19,194	$292,357	$(26,832)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	394,763	358,746	780,876	700,379
Program rights and video rental inventory depreciation	18,580	21,342	36,907	43,830
Unrealized foreign exchange gain (loss)	(36,725)	16,578	(35,879)	22,785
Change in the fair value of derivative instruments	32,707	(10,514)	29,591	(15,312)
Accreted interest on convertible preferred securities	-	5,433	-	10,809
Future income taxes	(65,748)	-	(33,577)	-
Stock-based compensation expense	9,152	6,918	19,963	12,916
Amortization on fair value increment of long-term debt and derivatives	(2,330)	(3,351)	(5,681)	(6,702)
Other	(6,288)	(157)	(2,766)	(7,271)
Sale of income tax losses to related party (note 11)	6,838	-	6,838	-
	628,490	414,189	1,088,629	734,602
Change in non-cash working capital items	(150,552)	(85,733)	(71,872)	(233,020)
	477,938	328,456	1,016,757	501,582
Financing activities:
Issuance of long-term debt	367,000	416,000	830,000	798,000
Repayment of long-term debt	(443,768)	(343,847)	(978,763)	(698,110)
Proceeds on termination of cross-currency interest rate exchange agreements	-	-	-	402,191
Payment on maturity of cross-currency interest rate exchange agreements	(10,286)	-	(10,286)	(470,825)
Financing costs incurred	-	(2,400)	-	(2,400)
Issue of capital stock	26,083	37,127	39,782	63,240
Dividend on Class A Voting and Class B Non-Voting shares	-	-	(23,543)	(12,313)
	(60,971)	106,880	(142,810)	79,783
Investing activities:
Additions to property, plant and equipment ("PP&E")	(402,734)	(344,738)	(742,790)	(605,157)
Change in non-cash working capital items related to PP&E	11,623	(14,450)	(37,613)	(49,966)
Exercise of Fido call rights on warrants	-	(38,778)	-	(38,778)
Acquisition of Rogers Centre	-	1,345	-	(24,512)
Proceeds on sale of investments	1,107	2,719	1,107	12,203
Other	(39,738)	(24,977)	(45,985)	(11,790)
	(429,742)	(418,879)	(825,281)	(718,000)
Increase (decrease) in cash	(12,775)	16,457	48,666	(136,635)
Cash and cash equivalents (deficiency), beginning of period	(42,440)	90,901	(103,881)	243,993
Cash and cash equivalents (deficiency), end of period	$(55,215)	$107,358	$(55,215)	$107,358

Supplemental cash flow information:
Interest paid	$198,411	$268,241	$331,715	$363,320
Income taxes paid	(1,072)	3,436	4,101	8,269

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

Change in Non-Cash Working Capital Items

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2006	2005	2006	2005
Cash provided by (used in):
Increase in accounts receivable	$(107,090)	$(102,721)	$(36,716)	$(18,354)
Increase (decrease) in accounts payable and accrued liabilities	(29,967)	49,017	(11,195)	(150,453)
Increase (decrease) in unearned revenue	(3,534)	(11,027)	43,022	4,046
Increase in other assets	(9,961)	(21,002)	(66,983)	(68,259)
	$(150,552)	$(85,733)	$(71,872)	$(233,020)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	3	Second Quarter 2006

Rogers Communications Inc.
Unaudited Consolidated Balance Sheets

	June 30,	December 31,
(In thousands of dollars)	2006	2005
Assets
Current assets
Accounts receivable	$943,840	$890,701
Other current assets	343,199	297,846
Future income tax asset	234,751	113,150
	1,521,790	1,301,697
Property, plant and equipment	6,358,903	6,151,526
Goodwill (note 7)	2,780,098	3,035,787
Other intangible assets	2,328,983	2,627,466
Investments	141,259	138,212
Deferred charges	116,142	129,119
Future income tax asset	552,580	347,252
Other long-term assets	133,404	103,230
	$13,933,159	$13,834,289

Liabilities and Shareholders' Equity

Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$55,215	$103,881
Accounts payable and accrued liabilities	1,367,809	1,411,045
Current portion of long-term debt (note 4)	474,280	286,139
Current portion of derivative instruments	20,245	14,180
Unearned revenue	218,624	176,266
	2,136,173	1,991,511

Long-term debt (note 4)	6,860,624	7,453,412
Derivative instruments	1,007,657	787,369
Other long-term liabilities	79,832	74,382
	10,084,286	10,306,674

Shareholders' equity (note 5)	3,848,873	3,527,615
	$13,933,159	$13,834,289

Subsequent events (notes 4 and 11)
Contingencies (note 12)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	4	Second Quarter 2006

Rogers Communications Inc.
Unaudited Consolidated Statements of Deficit

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
(In thousands of dollars)	2006	2005
Deficit, beginning of period	$(601,548)	$(416,731)
Adjustment for convertible preferred securities	-	(102,720)
As restated	(601,548)	(519,451)
Net income (loss) for the period	292,357	(26,832)
Dividends on Class A Voting shares and Class B Non-Voting shares	(23,668)	(13,895)
Deficit, end of period	$(332,859)	$(560,178)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	5	Second Quarter 2006

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2006 and 2005

These interim Unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements. They should be read in conjunction with the Audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2005 (the “2005 Financial Statements”).

1.    Basis of Presentation and Accounting Policies:

The interim Unaudited Consolidated Financial Statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively “Rogers” or “the Company”). The Notes presented in these interim Unaudited Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end, and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. The Company’s operating results are subject to seasonal fluctuations that impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

These interim Unaudited Consolidated Financial Statements follow the same accounting policies and methods of application as the 2005 Financial Statements except for the changes in segment reporting as described in note 10. Certain of the prior year’s comparative figures have been reclassified to conform to the current year’s presentation.

Emerging Issues Committee (“EIC”) Abstract 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” was issued on July 6, 2006. EIC 162 requires that the compensation cost attributable to awards granted to employees eligible to retire at the grant date should be recognized on the grant date if the award’s exercisability does not depend on continued service. Additionally, awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC 162 must be applied retroactively, with restatement of prior periods, effective with the financial statements of the Company for the year ending December 31, 2006. The Company is currently evaluating the impact of this new standard.

2.    Business Combinations:

Call-Net Enterprises Inc.:

On July 1, 2005, the Company acquired 100% of Call-Net Enterprises Inc. ("Call-Net") in a share-for-share transaction. During the six months ended June 30, 2006, the Company finalized the purchase price allocation upon receipt of the final valuations of certain tangible and intangible assets acquired. These adjustments included an increase in the fair value assigned to property, plant and equipment of $22.3 million from that recorded and disclosed in the 2005 Financial Statements. Additionally, the fair value of the subscriber base acquired increased by $24.0 million from that recorded and disclosed in the 2005 Financial Statements. Accompanied with a $1.2 million

Rogers Communications Inc.	6	Second Quarter 2006

2.    Business Combinations (continued):

adjustment to accrued transaction costs, these adjustments resulted in a decrease in goodwill acquired of $47.5 million.

During the three and six months ended June 30, 2006, the Company incurred integration expenses of $1.5 million and $4.4 million, respectively, related to the Call-Net acquisition.

Fido Solutions Inc. (Fido):

During the three and six months ended June 30, 2006, the Company incurred $1.2 million and $4.5 million, respectively (2005 - $11.7 million and $15.6 million, respectively) in integration expenses related to its November 2004 acquisition of Microcell Telecommunications Inc. (“Fido”). Additionally, during the three and six months ended June 30, 2006, the Company paid $2.8 million and $10.7 million, respectively (2005 - $4.7 million and $10.8 million, respectively), related to the liabilities assumed on acquisition and included in the purchase price allocation.

Other Acquisitions:

During the three months ended June 30, 2006, the Company made other acquisitions totalling approximately $7.3 million.

During the three months ended June 30, 2006, the Company entered into an agreement to acquire certain Alberta radio stations for a cash purchase price of $39.7 million, subject to working capital adjustments. The transaction has not yet closed pending approval by the Canadian Radio-television and Telecommunications Commission.

3.    Contributions to Inukshuk Wireless Partnership:

On March 31, 2006, the Company contributed certain assets to Inukshuk Wireless Partnership (“Inukshuk”), a joint venture with Bell Canada, whereby each venturer has a 50% ownership interest. Inukshuk provides wireless broadband Internet capacity to the partners in 20 centres across the country. The partners in turn market, sell, support and bill for their respective service offerings over their network. The Company’s contribution on March 31, 2006 included 2.5GHz spectrum with a fair value of $55.0 million. As at June 30, 2006 and for the three and six months ended June 30, 2006, proportionately consolidating 50% of Inukshuk resulted in the following increases (decreases) in the accounts of the Company:

Rogers Communications Inc.	7	Second Quarter 2006

3.    Contributions to Inukshuk Wireless Partnership (continued):

	For the three	As at and for the six
	months ended	months ended
(In thousands of dollars)	June 30, 2006	June 30, 2006
Current assets		$14,692
Long term assets		38,979
Current liabilities		7,274
Revenue	$8	38
Expenses	4,873	6,803
Net loss	4,865	6,765

Rogers Communications Inc.	8	Second Quarter 2006

4.    Long-Term Debt:

	Interest	June 30,	December 31,
(In thousands of dollars)	Rate	2006	2005
(A) Corporate:
Senior Secured Notes, due 2006	10.50%	$-	$75,000

(B) Wireless:
(i) Bank credit facility	Floating	35,000	71,000
(ii) Senior Secured Notes, due 2006	10.50%	-	160,000
(iii) Floating Rate Senior Secured
Notes, due 2010	Floating	613,250	641,245
(iv) Senior Secured Notes, due 2011	9.625%	546,350	571,291
(v) Senior Secured Notes, due 2011	7.625%	460,000	460,000
(vi) Senior Secured Notes, due 2012	7.25%	524,050	547,973
(vii) Senior Secured Notes, due 2014	6.375%	836,250	874,425
(viii) Senior Secured Notes, due 2015	7.50%	613,250	641,245
(ix) Senior Secured Debentures, due 2016	9.75%	172,714	180,598
(x) Senior Subordinated Notes, due 2012	8.00%	446,000	466,360
(xi) Fair value increment arising from purchase accounting		39,211	44,326
		4,286,075	4,658,463
(C) Cable:
(i) Bank credit facility	Floating	385,000	267,000
(ii) Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(iii) Senior Secured Second Priority Notes, due 2011	7.25%	175,000	175,000
(iv) Senior Secured Second Priority Notes, due 2012	7.875%	390,250	408,065
(v) Senior Secured Second Priority Notes, due 2013	6.25%	390,250	408,065
(vi) Senior Secured Second Priority Notes, due 2014	5.50%	390,250	408,065
(vii) Senior Secured Second Priority Notes, due 2015	6.75%	312,200	326,452
(viii) Senior Secured Second Priority Debenture, due 2032	8.75%	223,000	233,180
		2,715,950	2,675,827
(D) Media:
Bank credit facility	Floating	306,000	274,000

(E) Telecom:
(i) Senior Secured Notes, due 2008	10.625%	-	25,703
(ii) Fair value increment arising from purchase accounting		-	1,619
		-	27,322

Mortgages and other	Various	26,879	28,939
		7,334,904	7,739,551

Less current portion		(474,280)	(286,139)
		$6,860,624	$7,453,412

Rogers Communications Inc.	9	Second Quarter 2006

4.    Long-Term Debt (continued):

On January 3, 2006, the Company redeemed the remaining outstanding amount of Rogers Telecom Holdings Inc.’s 10.625% Senior Secured Notes due 2008. The total redemption amount was US$23.2 million including a redemption premium of US$1.2 million.

On February 14, 2006, the Company repaid, at maturity, the $75.0 million aggregate principal amount outstanding of its 10.50% Senior Secured Notes due 2006.

On June 1, 2006, the Company repaid, at maturity, the $160.0 million aggregate principal amount outstanding of its 10.50% Senior Secured Notes due 2006.

Subsequent to June 30, 2006, Rogers Cable Inc. entered into an amendment to its bank credit facility to insert provisions for the springing release of security in a similar fashion as provided in all of Rogers Cable Inc.’s public debt indentures. Basically, this provision provides that if Rogers Cable Inc. has two investment grade ratings on its debt and there is no other debt or cross-currency interest rate exchange agreement secured by a bond issued under the Rogers Cable Inc. deed of trust, then the security provided for a particular debt instrument will be discharged upon 45 days prior notice by Rogers Cable Inc. A similar amendment is being made in each of Rogers Cable Inc.'s cross-currency interest rate exchange agreements.

5.    Shareholders’ Equity:

	June 30,	December 31,
(In thousands of dollars)	2006	2005
Capital stock issued, at stated value:
Common Shares:
56,233,894 Class A Common Shares	$72,311	$72,311
259,731,263 Class B Common Shares (2005 - 257,702,341)	422,005	418,695
Total capital stock	494,316	491,006

Contributed surplus	3,687,416	3,638,157
Deficit	(332,859)	(601,548)
	$3,848,873	$3,527,615

(i)	During the six months ended June 30, 2006, the Company issued 2,028,922 Class B Non-Voting shares to employees upon exercise of options for consideration of $35.1 million.

(ii)
On April 25, 2006, the Company declared a dividend of $0.075 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares. This semi-annual dividend totalling $23.7 million was paid on July 4, 2006 to the shareholders of record on June 14, 2006.

Rogers Communications Inc.	10	Second Quarter 2006

5.    Shareholders’ Equity (continued):

(iii)	Stock-based compensation:

During the three and six months ended June 30, 2006, the Company granted 22,140 and 314,050 options, respectively, to employees (2005 - 13,712 and 424,562 options, respectively). During the three and six months ended June 30, 2006, the Company recorded compensation expense of approximately $9.2 million and $20.0 million, respectively, (2005 - $6.9 million and $12.9 million, respectively) related to stock option grants to employees; an amendment to the option plans; performance option grants to certain key employees; and restricted share unit grants to employees. The details of these stock-based compensation transactions are as follows:

(a)
The weighted average estimated fair value at the date of the grant for RCI options granted during the three and six months ended June 30, 2006 was $18.17 and $17.63 per share, respectively (2005 - $15.35 and $15.34 per share, respectively). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Risk-free interest rate	4.34%	3.86%	4.07%	4.01%
Dividend yield	0.32%	0.28%	0.33%	0.29%
Volatility factor of the future expected market price of Class B Non-Voting shares	36.57%	43.88%	37.42%	43.93%
Weighted average expected life of the options	4.9 years	5.4 years	4.9 years	5.6 years

(b)  Effective March 1, 2006, the Company amended certain provisions of its stock option plans which resulted in a new measurement date for purposes of determining compensation cost. The amendment provides that on the death or retirement of an option holder, or the resignation of a director, options would continue to be exercisable until the original expiry date in accordance with their original terms and the vesting would not be accelerated but instead would continue in accordance with the original vesting period. The amendment resulted in additional compensation cost of $6.6 million, of which $2.4 million was immediately recorded as compensation expense related to vested options. The remaining $4.2 million related to unvested options will be charged to income over the remaining vesting period. The fair value of each modified option was estimated on the March 1, 2006 measurement date using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of Class B Non-Voting shares	42.30%
Weighted average expected life of options	5.6 years

Rogers Communications Inc.	11	Second Quarter 2006

5.    Shareholders’ Equity (continued):

(c)
On March 1, 2006, the Company granted 699,400 performance options to certain employees of the Company. These options vest on a straight line basis over four years provided that certain targeted stock prices are met. A binomial valuation model was used to determine the $12.1 million fair value of these options at the date of grant. Of this $12.1 million, $0.5 million and $0.8 million was recorded as compensation cost in the three and six months ended June 30, 2006, respectively, with the remainder to be recognized over the remaining service period. The fair value of each option was calculated on the March 1, 2006 measurement date based on the following assumptions:

Risk-free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of Class B Non-Voting shares	39.60%
Weighted average expected life of options	5.4 years

(d)
During the three and six months ended June 30, 2006, the Company issued 2,000 and 198,582 restricted share units, respectively (2005 - nil and 236,801 respectively). As at June 30, 2006, 475,839 restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date. The Company records compensation expense over the vesting period taking into account fluctuations in the market price of the Class B Non-Voting shares.

6.    Video Store Closure Expenses:

During the first quarter of 2006, the Company made the decision to close 21 of its Video stores in Ontario and Quebec. The costs to exit these stores include lease termination and involuntary severance costs totalling nil and $2.3 million for the three and six months ended June 30, 2006, respectively, as well as a write down of the related property, plant and equipment totalling $0.3 million and $2.8 million for the three and six months ended June 30, 2006, respectively.

7.    Income Taxes:

Current income tax expense has historically consisted primarily of the Canadian Federal Large Corporations Tax ("LCT"). Due to the elimination of the LCT, a current income tax recovery of $2.3 million was recorded for the three month period ended June 30, 2006 which includes a reversal of LCT expensed during the first quarter of 2006.

A net future income tax recovery of $65.7 million and $33.6 million has been recorded for the three and six month periods ended June 30, 2006, respectively. Based on management's assessment of the expected realization of future income tax assets during the current period, the Company reduced the valuation allowance recorded against certain future income tax assets by $429.2 million to reflect that it is more likely than not that the future income tax assets will be realized. Approximately $300.2 million of the reduction in the valuation allowance related to future income tax assets arising on acquisitions. Accordingly, the benefit related to these assets has been reflected as a reduction of goodwill in the amount of $208.6 million and other intangible assets in the amount of $91.6 million.

Rogers Communications Inc.	12	Second Quarter 2006

8.    Earnings (Loss) Per Share:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands, except per share amounts)	2006	2005	2006	2005
Numerator:
Net income (loss) - basic and diluted	$277,541	$19,194	$292,357	$(26,832)
Denominator:
Weighted average number of Class A and Class B shares outstanding:
Basic	315,263	277,246	314,773	276,498
Effect of dilutive securities:
Employee stock options	5,069	6,428	5,238	-
Diluted	320,332	283,674	320,011	276,498

Earnings (loss) per share for the period:
Basic	$0.88	$0.07	$0.93	$(0.10)
Diluted	0.87	0.07	0.91	(0.10)

9.    Pensions:

For the three and six months ended June 30, 2006, the Company recorded pension expense in the amount of $7.4 million and $16.7 million, respectively (2005 - $6.8 million and $9.9 million, respectively). In addition, the expense related to unfunded supplemental executive retirement plans was $0.9 million and $2.0 million for the three and six months ended June 30, 2006, respectively (2005 - $0.8 million and $1.5 million, respectively).

10.    Segmented Information:

In January 2006, the Company completed a re-organization whereby ownership of the operating subsidiaries of Rogers Telecom Holdings Inc., a wholly owned subsidiary of the Company, was transferred to Rogers Cable Inc. The re-organization impacted the Company’s management reporting resulting in changes to the Company’s reportable segments. Effective the first quarter of 2006, the following are the reportable segments of the Company: Wireless, Media, Cable and Internet, Rogers Business Solutions, Rogers Home Phone and Video stores. Comparative figures are presented on this basis.

Rogers Communications Inc.	13	Second Quarter 2006

For the Three Months Ended June 30, 2006

		Cable & Telecom
			Rogers	Rogers		Cable
		Cable &	Home	Business	Video	corporate	Total		Corporate
		Internet	Phone	Solutions	store	items and	Cable		items and	Consolidated
(In thousands of dollars)	Wireless	services	operations	operations	operations	eliminations	& Telecom	Media	Eliminations	Totals
Operating revenue	$1,151,130	$486,366	$85,823	$143,546	$72,158	$(977)	$786,916	$333,829	$(35,601)	$2,236,274
Cost of sales	189,721	-	-	-	35,724	-	35,724	39,642	-	265,087
Sales and marketing costs	137,678	30,895	22,515	17,711	29,702	-	100,823	49,844	1,175	289,520
Operating, general and administrative expenses	335,763	245,363	58,434	108,462	4,767	(977)	416,049	192,374	(7,720)	936,466
Video store closure expenses	-	-	-	-	355	-	355	-	-	355
	487,968	$210,108	$4,874	$17,373	$1,610	$-	233,965	51,969	(29,056)	744,846
Management fees	3,096						15,757	4,242	(23,095)	-
Integration expenses	1,165						1,552	-	-	2,717
	483,707						216,656	47,727	(5,961)	742,129
Depreciation and amortization	151,788						159,578	12,438	70,959	394,763
Operating income (loss)	331,919						57,078	35,289	(76,920)	347,366
Interest
Long-term debt and other	(99,668)						(53,495)	(4,303)	2,772	(154,694)
Intercompany	39,890						(7,783)	(392)	(31,715)	-
Foreign exchange gain	36,447						4,465	1,388	3,000	45,300
Change in fair value of derivative instruments	(33,002)						295	-	-	(32,707)
Other income (expense)	573						(439)	440	3,701	4,275
Income tax expense (recovery)	(87,845)						461,147	83,087	(388,388)	68,001
Net income (loss) for the period	$188,314						$461,268	$115,509	$(487,550)	$277,541
Additions to property, plant and equipment	$206,985	$106,877	$37,522	$16,266	$1,278	$-	$161,943	$16,220	$17,586	$402,734

For the Three Months Ended June 30, 2005

		Cable & Telecom
			Rogers	Rogers		Cable
		Cable &	Home	Business	Video	corporate	Total		Corporate
		Internet	Phone	Solutions	store	items and	Cable		items and	Consolidated
(In thousands of dollars)	Wireless	services	operations	operations	operations	eliminations	& Telecom	Media	eliminations	Totals
Operating revenue	$963,886	$425,270	$-	$1,107	$74,735	$(1,032)	$500,080	$293,402	$(24,857)	$1,732,511
Cost of sales	161,325	-	-	-	34,148	-	34,148	35,865	-	231,338
Sales and marketing costs	133,179	33,725	-	829	33,346	-	67,900	47,642	-	248,721
Operating, general and administrative expenses	292,914	219,230	-	3,756	4,515	(1,032)	226,469	165,700	(9,795)	675,288
	376,468	$172,315	$-	$(3,478)	$2,726	$-	171,563	44,195	(15,062)	577,164
Management fees	3,006						9,971	4,186	(17,163)	-
Integration expenses	11,710						-	-	-	11,710
	361,752						161,592	40,009	2,101	565,454
Depreciation and amortization	163,932						115,462	13,448	65,904	358,746
Operating income (loss)	197,820						46,130	26,561	(63,803)	206,708
Interest
Long-term debt and other	(101,321)						(59,623)	(3,016)	(16,365)	(180,325)
Intercompany	5,754						(4,774)	(1,071)	91	-
Foreign exchange loss	(11,754)						(2,544)	(98)	(3,874)	(18,270)
Change in fair value of derivative instruments	10,340						173	-	1	10,514
Other income (expense)	608						2,344	942	421	4,315
Income tax expense (recovery)	(1,661)						(1,386)	(431)	(270)	(3,748)
Net income (loss) for the period	$99,786						$(19,680)	$22,887	$(83,799)	$19,194
Additions to property, plant and equipment	$153,736	$136,280	$35,011	$6,182	$4,215	$-	$181,688	$8,825	$489	$344,738

Rogers Communications Inc.	14	Second Quarter 2006

For the Six Months Ended June 30, 2006

		Cable & Telecom
			Rogers	Rogers		Cable
		Cable &	Home	Business	Video	corporate	Total		Corporate
		Internet	Phone	Solutions	store	items and	Cable		items and	Consolidated
(In thousands of dollars)	Wireless	services	operations	operations	operations	eliminations	& Telecom	Media	eliminations	Totals
Operating revenue	$2,202,367	$951,021	$166,188	$292,482	$153,211	$(1,954)	$1,560,948	$573,951	$(69,240)	$4,268,026
Cost of sales	384,322	-	-	-	73,952	-	73,952	85,320	-	543,594
Sales and marketing costs	265,814	61,415	39,726	34,217	60,811	-	196,169	97,729	2,164	561,876
Operating, general and administrative expenses	655,807	483,955	116,943	228,108	10,131	(1,954)	837,183	325,796	(8,742)	1,810,044
Video store closure expenses	-	-	-	-	5,155	-	5,155	-	-	5,155
	896,424	$405,651	$9,519	$30,157	$3,162	$-	448,489	65,106	(62,662)	1,347,357
Management fees	6,192						31,238	7,869	(45,299)	-
Integration expenses	4,488						4,448	-	-	8,936
	885,744						412,803	57,237	(17,363)	1,338,421
Depreciation and amortization	297,499						319,915	24,747	138,715	780,876
Operating income (loss)	588,245						92,888	32,490	(156,078)	557,545
Interest
Long-term debt and other	(201,251)						(112,603)	(7,096)	4,681	(316,269)
Intercompany	79,342						(15,189)	(805)	(63,348)	-
Foreign exchange gain	35,218						1,305	2,016	2,477	41,016
Change in fair value of derivative instruments	(30,175)						584	-	-	(29,591)
Other income (expense)	46						(708)	716	6,516	6,570
Income tax expense (recovery)	(138,045)						459,992	81,549	(370,410)	33,086
Net income (loss) for the period	$333,380						$426,269	$108,870	$(576,162)	$292,357
Additions to property, plant and equipment	$321,908	$188,723	$59,133	$23,814	$2,376	$-	$274,046	$25,403	$121,433	$742,790

For the Six Months Ended June 30, 2005

		Cable & Telecom
			Rogers	Rogers		Cable
		Cable &	Home	Business	Video	corporate	Total		Corporate
		Internet	Phone	Solutions	store	items and	Cable &		items and	Consolidated
(In thousands of dollars)	Wireless	services	operations	operations	operations	eliminations	Telecom	Media	eliminations	Totals
Operating revenue	$1,839,259	$846,763	$-	$2,173	$158,376	$(1,977)	$1,005,335	$512,682	$(42,350)	$3,314,926
Cost of sales	320,911	-	-	-	72,567	-	72,567	77,629	-	471,107
Sales and marketing costs	257,157	64,540	-	1,711	66,139	-	132,390	92,468	-	482,015
Operating, general and administrative expenses	582,475	433,440	-	6,921	9,764	(1,977)	448,148	287,070	(12,147)	1,305,546
	678,716	$348,783	$-	$(6,459)	$9,906	$-	352,230	55,515	(30,203)	1,056,258
Management fees	6,012						20,076	7,328	(33,416)	-
Integration expenses	15,580						-	-	-	15,580
	657,124						332,154	48,187	3,213	1,040,678
Depreciation and amortization	309,360						239,602	25,917	125,500	700,379
Operating income (loss)	347,764						92,552	22,270	(122,287)	340,299
Interest
Long-term debt and other	(201,287)						(127,210)	(4,205)	(32,389)	(365,091)
Intercompany	26,564						(6,888)	(3,546)	(16,130)	-
Foreign exchange loss	(15,741)						(3,413)	(550)	(4,525)	(24,229)
Change in fair value of derivative instruments	14,099						1,210	-	3	15,312
Other income (expense)	(133)						2,837	1,102	10,334	14,140
Income tax expense (recovery)	(3,453)						(2,771)	(733)	(306)	(7,263)
Net income (loss) for the period	$167,813						$(43,683)	$14,338	$(165,300)	$(26,832)
Additions to property, plant and equipment	$272,964	$223,068	$58,906	$7,757	$7,807	$-	$297,538	$22,360	$12,295	$605,157

Rogers Communications Inc.	15	Second Quarter 2006

11.    Related Party Transactions:

During the three and six months ended June 30, 2006 and 2005, the Company has entered into certain transactions in the normal course of business with certain broadcasters in which the Company has an equity interest as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2006	2005	2006	2005
Fees paid to broadcasters accounted for by the equity method	$5,190	$4,723	$10,025	$9,214

The fees above were paid to a number of Canadian pay, specialty and digital specialty channels including Viewer's Choice Canada, Prime, Outdoor Life Network, G4TechTV, and Biography Channel. On June 12, 2006, the Company increased its ownership in Biography Canada and G4TechTV Canada to 100% and 66 2/3%, respectively.

The Company has entered into certain transactions with companies, the partners or senior officers of which are or have been directors of the Company and/or its subsidiary companies. During the three and six months ended June 30, 2006 and 2005, total amounts paid by the Company to these related parties are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2006	2005	2006	2005
Legal services and commissions paid on premiums for insurance coverage	$1,079	$1,500	$1,593	$3,200
Telecommunications and programming services	-	100	-	1,600
Interest charges and other financing fees	-	10,400	-	22,000
	$1,079	$12,000	$1,593	$26,800

During the three and six months ended June 30, 2006 and 2005, the Company made payments to companies controlled by the controlling shareholder of the Company as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars)	2006	2005	2006	2005
Net charges for business use of aircraft and other administrative services	$129	$148	$442	$331

As disclosed in Note 18 to the Annual Audited Consolidated Financial Statements for the year ended December 31, 2005, with the approval of a special committee of the Board of Directors, the Company entered into an arrangement to sell to the controlling shareholder of the Company, for $13 million in cash, the shares in two wholly owned subsidiaries whose only asset consists of tax losses aggregating approximately $100 million. Further to this arrangement, on April 7, 2006, a company controlled by the controlling shareholder of the Company purchased the shares in one of these wholly owned subsidiaries for cash of $6.8 million.

On July 24, 2006, the shares of the second wholly owned subsidiary were purchased by a company controlled by the controlling shareholder for cash of $6.2 million.

Rogers Communications Inc.	16	Second Quarter 2006

12.    Contingencies:

In 2000, the Company received a $241 million payment (the “Termination Payment”) from Le Group Vidéotron Ltée (“Vidéotron”) in respect of the termination of a merger agreement between the Company and Vidéotron. The Canada Revenue Agency disagrees with the Company’s tax filing position in respect of the Termination Payment and in May 2006, issued a Notice of Reassessment which would result in additional income tax and related interest of approximately $63 million being payable by the Company. Management intends to vigorously contest this reassessment and is of the view that the Company should ultimately prevail; accordingly the Company has not recorded a liability for this contingency.

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including the Company. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation, false advertising and unjust enrichment arising out of the charging of system access fees. The plaintiffs are seeking un-quantified damages from the defendant wireless communications service providers. In July 2006, the Saskatchewan court denied the plaintiffs’ application to have the proceeding certified as a class action. However, the court granted leave to the plaintiffs to renew their applications in order to address the requirements of the Saskatchewan class proceedings legislation. Similar proceedings have also been brought against the Company and other providers of wireless communications in most of Canada. The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated.

Rogers Communications Inc.	17	Second Quarter 2006